Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

AGC NETWORKS PTE LTD.,

BBX MAIN INC.,

BBX INC.,

HOST MERGER SUB INC.,

and

BLACK BOX CORPORATION

dated as of

November 11, 2018

3.20	State Takeover Statutes	35
3.21	No Other Representations or Warranties	35
3.22	Rule 14d-10 Matters	36
3.23	BBGS Sale	36
3.24	International Trade and Anti-Corruption Matters	36
3.25	Related Party Transactions	37
3.26	Customers and Suppliers	38
3.27	Expenses	38

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT ENTITIES		39

4.1	Organization	39
4.2	Authorization; Validity of Agreement; Necessary Action	39
4.3	Consents and Approvals; No Violations	39
4.4	Ownership of Company Common Stock	40
4.5	No Prior Activities	40
4.6	Litigation	40
4.7	No Vote	41
4.8	Solvency	41
4.9	Disclaimer of Warranties	41
4.10	Schedule TO; Schedule 14D-9	42
4.11	Financing	43

ARTICLE V COVENANTS OF THE COMPANY		45

5.1	Interim Operations of the Company	45
5.2	Acquisition Proposals	48

ARTICLE VI ADDITIONAL AGREEMENTS		52

6.1	Reasonable Best Efforts; Regulatory Approval Matters	52
6.2	Indemnification; Directors’ and Officers’ Insurance	54
6.3	Anti-Takeover Statutes	57
6.4	BBX Intermediate Approval	57
6.5	Employee Matters	57
6.6	Necessary Further Actions	58
6.7	Notification of Certain Matters	58
6.8	Access; Confidentiality	59
6.9	Publicity	59
6.10	Shareholder Litigation	59
6.11	BBGS Transaction Documents	60
6.12	Financing Cooperation	60
6.13	Credit Facility	64

ARTICLE VII CONDITIONS TO THE MERGER		65

7.1	Conditions	65
7.2	Frustration of Closing Conditions	65

ii

ARTICLE VIII TERMINATION		65

8.1	Termination Prior to the Acceptance Time	65
8.2	Effect of Termination	67

ARTICLE IX MISCELLANEOUS		73

9.1	Amendment and Waivers	73
9.2	Non-survival of Representations and Warranties	74
9.3	Expenses	74
9.4	Notices	74
9.5	Counterparts	76
9.6	Entire Agreement; No Third Party Beneficiaries	76
9.7	Disclosure Letter References	77
9.8	Severability	77
9.9	Governing Law	77
9.10	Assignment	78
9.11	Specific Performance	78
9.12	WAIVER OF JURY TRIAL	80

ARTICLE X DEFINITIONS; INTERPRETATIONS		80

10.1	Certain Definitions	80
10.2	Additional Definitions	91
10.3	Certain Interpretations	93

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 11, 2018, by and among AGC Networks Pte Ltd., a company organized under the laws of Singapore (“Top Parent”), BBX Main Inc., a Delaware corporation and a wholly owned Subsidiary of Top Parent (“Parent”), BBX Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“BBX Intermediate”), Host Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of BBX Intermediate (“Merger Sub”; together with Top Parent, Parent and BBX Intermediate, the “Parent Entities” and each, a “Parent Entity”), and Black Box Corporation, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Top Parent, Parent and BBX Intermediate have agreed to cause Merger Sub to commence a tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to purchase any and all of the outstanding shares of Common Stock, par value $0.001 per share, of the Company (the “Shares”), at a price of $1.08 per Share, net to the holder thereof, in cash, without interest thereon (such amount, or any higher amount per Share that may be paid pursuant to the Offer in accordance with this Agreement, being hereinafter referred to as the “Offer Price”), all upon the terms and subject to the conditions set forth herein.

WHEREAS, it is also proposed that, as soon as practicable following the Acceptance Time, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and each Share that is not tendered and accepted pursuant to the Offer (other than Canceled Shares and Dissenting Shares) will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price, and the Company will survive the Merger as a wholly owned subsidiary of BBX Intermediate, all upon the terms and subject to the conditions set forth herein.

WHEREAS, the parties intend for the Merger to be effected under Section 251(h) of the DGCL pursuant to the terms of this Agreement.

WHEREAS, the Company Board has (i) determined that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement, (ii) approved and declared advisable this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein, and (iii) resolved that the Merger shall be governed by Section 251(h) of the DGCL and (iv) resolved, upon the terms and subject to the conditions set forth in this Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

WHEREAS, the Board of Directors of each of the Parent Entities has approved and declared advisable this Agreement, the performance by the Parent Entities of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein.

WHEREAS, the Parent Entities and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

WHEREAS, prior to the execution and delivery of this Agreement, the Company executed that certain Membership Interest Purchase Agreement, dated as of August 17, 2018, by and among the Company, Norstan Communications, Inc. and NXOF Intermediate Holdings, Inc., a Delaware corporation (“BBGS Buyer”) (as it may be amended from time to time in accordance with its terms and the terms of this Agreement, the “BBGS Agreement”) whereby, BBGS Buyer purchased the BBGS Business (along with the other transactions contemplated by the BBGS Agreement, the “BBGS Sale”).

WHEREAS, concurrently with the execution of this Agreement, Parent has delivered to the Company the guarantee of Essar Telecom Limited (in such capacity, the “Guarantor”) substantially in the form attached hereto as Exhibit A (the “Guarantee”), and pursuant to which the Guarantor has guaranteed certain of Parent’s obligations under this Agreement, on the terms and subject to the conditions set forth in the Guarantee.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parent Entities and the Company hereby agree as follows:

ARTICLE I

THE OFFER

1.1 The Offer.

(a) Terms and Conditions of the Offer. Provided that this Agreement shall not have been terminated pursuant to Article VIII, as promptly as practicable after the date hereof (but in no event more than ten Business Days after the date of the initial public announcement of this Agreement), Merger Sub shall (and Top Parent, Parent and BBX Intermediate shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase any and all of the outstanding Shares at a price per Share (such date of commencement, the “Offer Commencement Date”), subject to the terms of Section 2.12, equal to the Offer Price. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all of the Company Stockholders and contains the terms and conditions set forth in this Agreement and in Annex A. Each of the Parent Entities shall use its reasonable best efforts to consummate the Offer, subject to the terms and conditions hereof and thereof. The obligation of Merger Sub to, and of Top Parent, Parent and BBX Intermediate to cause Merger Sub to, accept for payment and pay for any Shares tendered pursuant to the Offer shall be subject only to:

(i) the condition (the “Minimum Condition”) that, prior to the Expiration Time, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares then owned by the Parent Entities and their respective controlled Affiliates (if any), represents at least a majority of all then outstanding Shares (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying Shares have not yet been “received” by the “depositary” as such terms are defined in Section 251(h) of the DGCL); and

(ii) the other conditions set forth in Annex A.

(b) Waiver of Conditions. Merger Sub expressly reserves the right to waive any of the conditions to the Offer, and to increase the Offer Price or to make any change in the terms of or conditions to the Offer; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company in its sole and absolute discretion, Merger Sub may not (and Top Parent, Parent and BBX Intermediate shall not permit Merger Sub to) (i) waive or modify the Minimum Condition or the condition set forth in clause (1) or clause (5) of Annex A, or (ii) make any change in the terms of or conditions to the Offer that (A) change the form of consideration to be paid in the Offer, (B) decrease the Offer Price or the number of Shares sought in the Offer, (C) extend the Offer or the Expiration Time, other than pursuant to and in accordance with Section 1.1(c), (D) impose conditions to the Offer other than those set forth in Annex A, (E) modify the other conditions set forth in Annex A, or (F) amend any other term or condition of the Offer in any manner that is adverse to the Company Stockholders.

(c) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall expire at midnight (i.e., one minute after 11:59pm), New York Time, on the date that is 20 Business Days after (and including the day of) the Offer Commencement Date (such date and time prior to giving effect to any extensions thereto, the “Original Expiration Time” , and as such date and time may be extended, the “Expiration Time”). In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(c)(i) or anything to the contrary set forth in this Agreement:

(A) Merger Sub shall extend the Offer for any period required by any Law or Order, including any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ, in any such case that is applicable to the Offer; provided that the Parent Entities shall not take or omit from taking any action that would be reasonably expected to cause an extension to be so required, without the prior written consent of the Company;

(B) in the event that any of the conditions to the Offer set forth on Annex A other than the Minimum Condition or any conditions that by their nature are to be first satisfied at the expiration of the Offer are not satisfied or waived (if permitted hereunder) as of any then-scheduled expiration of the Offer, Merger Sub shall, at the written request of the Company, extend the Offer for successive extension periods of up to ten Business Days each (or any longer period as may be approved in advance by the Company) in order to permit the satisfaction of all of the conditions to the Offer;

(C) in the event that all of the conditions to the Offer set forth on Annex A other than any conditions that by their nature are to be first satisfied at the expiration of the Offer have been satisfied or waived (if permitted hereunder), but the Minimum Condition has not been satisfied as of any then-scheduled expiration of the Offer, Merger Sub may extend the Offer for one period of not more than ten Business Days and thereafter shall, at the written request of the Company, extend the Offer for successive periods of up to ten Business Days each (or such other period as may be mutually agreed by the Company and Parent), provided that in no event shall Merger Sub be required to extend the expiration of the Offer beyond the Termination Date; and

(D) if, at the then-scheduled Expiration Time, the Company, on the one hand, or any Parent Entity, on the other hand, brings or shall have brought any Action in accordance with Section 9.11 to enforce specifically the performance of the terms and provisions of this Agreement by the other parties, the Expiration Time shall be extended (x) for the period during which such Action is pending or (y) such other time period established by the court presiding over such Action, as the case may be, but in any event, not past the Termination Date or the date of valid termination of this Agreement in accordance with its terms;

provided, however, that the foregoing clauses (A), (B), (C) or (D) of this Section 1.1(c)(ii) shall not be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to and in accordance with the terms of Article VIII.

(iii) Notwithstanding any provision in this Agreement to the contrary, in no event shall any of the Parent Entities extend the Offer beyond the Termination Date without the prior written consent of the Company.

(iv) The Parent Entities shall not terminate or withdraw the Offer prior to the then-scheduled expiration of the Offer unless this Agreement is terminated in accordance with Article VIII, in which case Merger Sub shall (and Top Parent, Parent and BBX Intermediate shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one Business Day) after such termination of this Agreement.

(v) If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article VIII, prior to the acceptance for payment of Shares tendered in the Offer, Merger Sub shall, and Top Parent, Parent and BBX Intermediate shall cause Merger Sub to, promptly return or cause to be returned all tendered Shares to the registered holders thereof.

(d) Payment for Shares. On the terms and subject to the conditions set forth in this Agreement and the Offer, Merger Sub shall (and Top Parent, Parent and BBX Intermediate shall cause Merger Sub to) accept for payment, and pay for, all Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Section 14e-1(c) promulgated under the Exchange Act) after the Expiration Time (as it may be extended and re-extended in accordance with Section 1.1(c)(ii)). Without limiting the generality of the foregoing, Top Parent, Parent and BBX Intermediate shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to pay for any and all Shares that Merger Sub becomes obligated to accept in the Offer and purchase pursuant to the Offer and this Agreement, provided, however, that without the prior written consent of the Company, Merger Sub shall not accept for payment or pay for any Shares if, as a result, Merger Sub would acquire fewer than the number of Shares necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each Share validly tendered and not withdrawn pursuant to the Offer shall be paid to the holder thereof in cash.

(e) Schedule TO; Offer Documents. As soon as practicable on the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), the Parent Entities shall:

(i) file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement and other required or customary ancillary documents, in each case, in respect of the Offer (together with any supplements or amendments thereto, the “Offer Documents”);

(ii) deliver a copy of the Offer Documents, including all exhibits thereto, to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iii) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Offer Documents, to the NASDAQ Capital Market (“NASDAQ”) in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iv) cause the Offer Documents to be disseminated to all Company Stockholders as and to the extent required by applicable Law (including the Exchange Act).

(f) The Parent Entities shall cause the Schedule TO and the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. Subject to the provisions of Section 5.2, the Schedule TO and the Offer Documents may include a description of the determinations, approvals and recommendations of the Company Board that relate to the Offer. The Company shall furnish in writing to the Parent Entities all information concerning the Company and its Subsidiaries that is required by applicable Law or reasonably requested by any of the Parent Entities to be included in the Schedule TO or the Offer Documents so as to enable the Parent Entities to comply with their obligations under this Section 1.1(f). Each of the Parent Entities and the Company shall promptly correct any information provided by it or any of its respective directors, officers, employees, Affiliates, agents or other representatives for use in the Schedule TO or the Offer Documents if and to the extent such information contains an untrue statement of a material fact or an omission of a material fact necessary in order to make the statements contained therein not misleading. Each of the Parent Entities, as applicable, shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, to be filed with the SEC and the other Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or NASDAQ. The Parent Entities shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC, and the Parent Entities shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). The Parent Entities shall provide in writing to the Company and its counsel any and all written comments or other communications (and shall orally describe any oral comments or other oral communication) that the Parent Entities or their counsel may receive from the SEC or any other Governmental Entity or its staff with respect to the Schedule TO and the Offer Documents promptly after such receipt, and the Parent Entities shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or any other Governmental Entity or its staff (including by providing a reasonable opportunity for the Company and its counsel to review and comment on any such response, which comments the Parent Entities shall consider reasonably and in good faith). The Parent Entities shall use reasonable best efforts to respond promptly to any such comments.

1.2 Company Actions.

(a) Schedule 14D-9. The Company shall (i) file with the SEC, as promptly as reasonably practicable after the filing by the Parent Entities of the Schedule TO and the Offer Documents, a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) containing, subject to Section 5.2, the Company Recommendation and a notice of appraisal rights in accordance with Section 262 of the DGCL, and (ii) take all steps necessary to disseminate the Schedule 14D-9 to the Company Stockholders as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable U.S. federal securities Laws. Prior to such filing and dissemination, the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL. To the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the Company Stockholders together with the Offer Documents. Each of the Parent Entities shall furnish in writing to the Company all information concerning the Parent Entities that is required by applicable Law or reasonably requested by the Company to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(a). Each of the Parent Entities and the Company shall promptly correct any information provided by it or any of its respective directors, officers, employees, Affiliates, agents or other representatives for use in the Schedule 14D-9 if and to the extent that such information has become an untrue statement of a material fact or an omission of a material fact necessary in order to make the statements contained therein not misleading. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case as and to the extent required by applicable Laws, or by the SEC or its staff or NASDAQ. Unless the Company Board has effected a Change of Recommendation and except in connection with any disclosures made in compliance with Section 5.2(f), the Company shall provide the Parent Entities and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by the Parent Entities and their counsel (it being understood that the Parent Entities and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Change of Recommendation and except in connection with any disclosures made in compliance with Section 5.2(f), the Company shall provide in writing to the Parent Entities and their counsel any and all written comments or other communications (and shall orally describe any oral comments or other oral communication) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board has effected a Change of Recommendation or in connection with any disclosures made in compliance with Section 5.2(f), the Company shall provide the Parent Entities and their counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff (including by providing a reasonable opportunity for the Parent Entities and their counsel to review and comment on any such response, which comments the Company shall consider reasonably and in good faith).

(b) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, furnish the Parent Entities with such assistance and such information as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Shares, including a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Shares, and lists of security positions of Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”)). Subject to applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, the Parent Entities (and their respective agents) shall (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions, (ii) use such information only in connection with the Offer and the Merger and only in the manner provided in this Agreement and (iii) if this Agreement or the Offer is terminated, promptly return (and shall use their respective reasonable best efforts to cause their agents to deliver) to the Company or destroy any and all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation of the Merger. The Merger shall be effected pursuant to Section 251(h) of the DGCL and shall be effected as soon as practicable following the Acceptance Time (but in no event later than one Business Day following the date of the Acceptance Time). The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Parent Entities and the Company shall cause the Merger to be consummated under the DGCL by filing a certificate of merger in such form as required by, and executed in accordance with, the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the time and day of such filing and acceptance by the Secretary of State of the State of Delaware, or such later time and day as may be agreed in writing by the Parent Entities and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”) and shall take such further actions as may be required to make the Merger effective.

2.3 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at the offices of Jones Day, 500 Grant Street, Pittsburgh, Pennsylvania, as soon as practicable following the Acceptance Time and the satisfaction of the last to be satisfied of the conditions set forth in Article VII (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), and in any event within one Business Day thereafter, or at such other location, date and time as the Parent Entities and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws. Subject to Section 6.2, at the Effective Time (a) the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law and (b) the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

2.6 Directors and Officers.

(a) Directors. The directors of Merger Sub immediately prior to the Effective Time shall be, and the Parent Entities and the Company shall take all such further actions as may be necessary such that the directors of Merger Sub immediately prior to the Effective Time become, from and after the Effective Time, the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) Officers. The officers of Merger Sub immediately prior to the Effective Time shall be, and the Parent Entities and the Company shall take such further actions as may be necessary such that the officers of Merger Sub immediately prior to the Effective Time become, from and after the Effective Time, the officers of the Surviving Corporation until their successors shall have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of BBX Intermediate, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i) Shares. Each Share that is outstanding immediately prior to the Effective Time, but excluding (A) Canceled Shares, (B) Accepted Shares and (C) any Dissenting Shares, shall be automatically converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest thereon, pursuant to the terms and conditions set forth in Section 2.9.

(ii) Excluded Shares. Each Share (A) owned by BBX Intermediate, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of BBX Intermediate, Merger Sub or the Company, in each case outstanding immediately prior to the Effective Time (“Canceled Shares”) or (B) irrevocably accepted for purchase pursuant to the Offer (“Accepted Shares”), shall, in each case, be canceled at the Effective Time by virtue of the Merger without any consideration paid therefor (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Shares pursuant to the Offer).

(iii) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of such shares of common stock of Merger Sub shall thereafter evidence ownership of shares of common stock of the Surviving Corporation.

(b) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all Shares that are issued and outstanding immediately prior to the Effective Time and held by Company Stockholders who are entitled to demand and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL (collectively, “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration pursuant to Section 2.7(a), but instead will be entitled to receive such consideration as may be determined to be due to such holder of Dissenting Shares pursuant to Section 262 of the DGCL, except that all Dissenting Shares held by any Company Stockholder who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 of the DGCL shall no longer be considered to be Dissenting Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Shares in the manner provided in Section 2.9.

(ii) The Company shall give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Shares and (B) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL in respect of Dissenting Shares. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Shares.

2.8 Treatment of Company Stock Plans.

(a) Treatment of Options. As of the Effective Time, each Out-of-the-Money Company Option that is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be cancelled and terminated for no consideration. As of the Effective Time, each In-the-Money Company Option that is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be cancelled and terminated and shall be converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (i) the total number of shares of Company Common Stock previously subject to such In-the-Money Company Option and (ii) the excess of the Offer Price over the exercise price per share of such In-the-Money Company Option, less any required withholding Taxes (the “Option Cash Payment”). As of the Effective Time, each holder of an In-the-Money Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. The Option Cash Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than five Business Days) following the Effective Time.

(b) Treatment of RSUs. Each Company RSU Award that is outstanding or payable as of the Effective Time (whether vested or unvested) shall be converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (i) the total number of shares of Company Common Stock underlying such Company RSU Award, and (ii) the Offer Price, less any required withholding Taxes (the “RSU Cash Payment”). As of the Effective Time, each holder of a Company RSU Award shall cease to have any rights with respect thereto, except the right to receive the RSU Cash Payment. The RSU Cash Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than five Business Days) following the Effective Time; provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall become vested at the Effective Time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code.

(c) Treatment of Performance Shares. Each Company Performance Share Award that is outstanding or payable as of the Effective Time (whether vested or unvested) shall be converted into the right of the holder to receive from the Surviving Corporation an amount of cash equal to the product of (i) the target number of “Performance Shares” granted by such Company Performance Share Award (as designated in the applicable “Performance Share Award Agreement” between the Company and the holder thereof) and (ii) the Offer Price, less any required withholding Taxes (the “Performance Share Cash Payment”). As of the Effective Time, each holder of a Company Performance Share Award shall cease to have any rights with respect thereto, except the right to receive the Performance Share Cash Payment. The Performance Share Cash Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than five Business Days) following the Effective Time; provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall become vested at the Effective Time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code.

(d) Prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board shall take all such lawful actions as may be necessary (which include satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act), without incurring any liability to the Company Board or the compensation committee of the Company Board in connection therewith, to provide for and give effect to the transactions contemplated by this Section 2.8.

2.9 Exchange of Certificates and Book-Entry Shares.

(a) Paying Agent. Prior to the Acceptance Time, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the Depositary Agent and the Paying Agent for the Offer and the Merger (the “Paying Agent”), and shall enter into a Contract with the Paying Agent reasonably acceptable to the Company providing for the Paying Agent’s role in such capacity.

(b) Exchange Fund. At or prior to the Acceptance Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the Company Stockholders pursuant to the provisions of Article I, an amount of cash equal to the aggregate Offer Price to which Company Stockholders are entitled under Article I. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the Company Stockholders pursuant to the provisions of this Article II, an amount of cash equal to the aggregate Merger Consideration to which Company Stockholders are entitled under this Article II. Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America (such cash amount being referred to herein as the “Exchange Fund”). For U.S. federal and applicable state and local Tax purposes, the Exchange Fund will be treated as an asset of Parent until disbursed, except as otherwise required by applicable Law. Any interest and other income resulting from such investments shall be paid to Parent. No investment or losses thereon shall affect the consideration to which Company Stockholders are entitled under this Article II and to the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the amount required to promptly pay in full the cash amounts contemplated by this Article II, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make in full such payments contemplated by this Article II. The Exchange Fund shall not be used for any purpose other than as provided in this Agreement.

(c) Payment Procedures. Promptly following the Effective Time, and in any event within three Business Days, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Shares, and (ii) non-certificated Shares represented by book-entry (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7, (A) a letter of transmittal in customary form reasonably satisfactory to the Company and Parent (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Shares represented by such Certificate that were converted into the right to receive the Merger Consideration pursuant to Section 2.7, by (y) the Merger Consideration (less any applicable withholding Tax pursuant to Section 2.9(e)), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Shares represented by such holder’s transferred Uncertificated Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.7, by (y) the Merger Consideration (less any applicable withholding Tax pursuant to Section 2.9(e)), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares. Until so surrendered, outstanding Certificates and Uncertificated Shares (other than Certificates and Uncertificated Shares representing any Dissenting Shares) shall, from and after the Effective Time, evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.

(d) Transfers of Ownership. In the event that a transfer of ownership of Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, and established to the reasonable satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) Required Withholding. Each of the Paying Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Shares or Company Equity Awards such amounts as are required to be deducted or withheld therefrom under applicable Tax Laws; provided, however, that, except for payments to current or former employees of the Company with respect to Company Equity Awards that are processed through payroll, before making any such deduction or withholding, Parent shall provide to the Company written notice of any applicable payor’s intention to make such deduction or withholding, including therein a reasonable explanation of the basis for and calculation of the proposed deduction or withholding, and Parent shall provide the Company at least a commercially reasonable period of time before such deduction or withholding is required in order for the Company to obtain reduction of or relief from such deduction or withholding from the applicable Governmental Entity or execute and deliver to or file with such Governmental Entity or Parent such affidavits, certificates and other documents to afford to the Company and its stockholders reduction of or relief from such deduction or withholding, to the extent permitted under applicable Law; provided, further, that no amount shall be deducted or withheld pursuant to Section 1445 of the Code from any consideration payable or otherwise deliverable pursuant to this Agreement. To the extent that such amounts are so deducted and withheld, each such payor shall timely remit any such amounts to the appropriate Governmental Entity in accordance with applicable Law and such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Corporation or any other party hereto shall be liable to a holder of Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is 12 months after the Effective Time shall be delivered to Parent upon demand, and any Company Stockholders who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Shares that were issued and outstanding immediately prior to the Effective Time for exchange pursuant to the provisions of this Section 2.9 shall thereafter look solely to Parent or the Surviving Corporation for payment of the Merger Consideration payable in respect of the Shares represented by such Certificates or Uncertificated Shares, as a general creditor thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

2.10 No Further Ownership Rights in Shares. From and after the Effective Time, all Shares shall no longer be outstanding and shall automatically be canceled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Shares shall (other than Certificates or Uncertificated Shares representing Dissenting Shares, which shall be subject to Section 2.7(b)(i)) cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.9 (or, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any Accepted Shares pursuant to the Offer). The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of a customary affidavit of that fact by the holder thereof, in the form and substance as reasonably requested by the Paying Agent, and the posting by such holders of a bond in customary and reasonable amount and upon such terms as may reasonably be required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Merger Consideration payable in respect thereof pursuant to Section 2.7.

2.12 Adjustments to the Offer Price and Merger Consideration. The Offer Price and Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Shares), reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time.

2.13 Necessary Further Actions. Each of the Parent Entities and the Company agrees to take all necessary action to cause the Merger to become effective immediately following the Acceptance Time without a meeting of the Company Stockholders, as provided in Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance, and without limiting the generality, of the foregoing, no Parent Entity shall, and each Parent Entity shall cause its respective Affiliates and Representatives not to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under, or duty or obligation with respect to, any of the property, rights, privileges, powers or franchises, or any of the debts or Liabilities, of the Company as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments, assumptions and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm of record or otherwise any and all right, title and interest in, to and under, or duty or obligation with respect to, such property, rights, privileges, powers or franchises, or any such debts or Liabilities, in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter from the Company, dated the date hereof, addressed to the Parent Entities (the “Company Disclosure Letter”) or in the Company SEC Documents filed and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward-looking in nature, it being understood that any factual information contained within such disclosures shall not be so excluded) the Company represents and warrants to the Parent Entities as follows:

3.1 Organization.

(a) The Company is a corporation, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company has all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not reasonably be expected to individually or in the aggregate (A) prevent or materially impair the ability of the Company to consummate the Transactions or (B) have a Company Material Adverse Effect.

(b) Each of the Company’s Subsidiaries is a corporation, partnership or other entity organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not reasonably be expected to individually or in the aggregate (A) prevent or materially impair the ability of the Company to consummate the Transactions or (B) have a Company Material Adverse Effect.

(c) The Company and each of its Subsidiaries is qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to individually or in the aggregate (A) prevent or materially impair the ability of the Company to consummate the Transactions or (B) have a Company Material Adverse Effect.

3.2 Authorization; Validity of Agreement; Company Action.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions, except that the Merger requires such approvals as are set forth in the DGCL for mergers to be consummated pursuant to Section 251(h). This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by the Parent Entities, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “General Enforceability Exceptions”).

(b) At a meeting duly called and held, the Company Board (i) determined that the Transactions are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions and (iii) resolved (subject to Section 5.2) to recommend acceptance of the Offer by the stockholders of the Company (such recommendation, the “Company Recommendation”).

(c) The Consent Agreement is in full force and effect, and is the valid, binding and enforceable obligation of the Company and its Subsidiaries, and to the Knowledge of the Company, of the other parties thereto, subject to the General Enforceability Exceptions. A complete and executed copy of the Consent Agreement has been delivered to Parent.

3.3 Consents and Approvals; No Violations.

(a) The execution, delivery and performance of this Agreement by the Company do not and will not (i) conflict with or violate (1) the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws or (2) the organizational documents of any of the Subsidiaries of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) – (vi) of subsection (b) of this Section have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law or Order applicable to the Company or any of its Subsidiaries or by which its or any of their respective assets, rights or properties are bound, (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Company Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective assets, rights or properties are bound (excluding, for the avoidance of doubt, the effect of Section 2.8), or (iv) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon, result in the impairment or loss of, or payment of any additional amounts with respect to, (A) any of the assets, rights or properties of the Company or any of its Subsidiaries or (B) the Company’s or any of its Subsidiaries’ right to own or use any of its respective assets, rights or properties, except, in the case of clauses (i)(2), (ii) and (iv), for any such conflict, violation, breach, default, loss, termination, cancellation, amendment or acceleration or other occurrence which would not reasonably be expected to, individually or in the aggregate, (A) prevent or materially impair the ability of the Company to consummate the Transactions, or (B) have a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) applicable requirements of the Exchange Act and state securities, takeover and “blue sky” laws, (ii) the applicable requirements of NASDAQ, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iv) the filing of a 60-day advance notice, and the filing of a notice within five-days after Closing, in both cases with the Department of State pursuant to 22 C.F.R. § 122.4 of the International Traffic in Arms Regulations, (v) the filing of a declaration of a pilot program covered transaction with the Committee on Foreign Investment in the United States under 31 C.F.R. 801.401, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, (A) prevent or materially impair the ability of the Company to consummate the Transactions, or (B) a Company Material Adverse Effect.

3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 5,000,000 shares of Preferred Stock, par value $1.00 per share (the “Company Preferred Stock”), and 100,000,000 shares of Common Stock, par value $0.001 per share (the “Company Common Stock”). As of November 5, 2018, (i) no shares of Company Preferred Stock were issued and outstanding, (ii) 15,237,521 shares of Company Common Stock were issued and outstanding, (iii) 11,788,360 shares of Company Common Stock were held in the treasury of the Company, (iv) 3,121,615 shares of Company Common Stock were reserved for issuance under the Company Stock Plans in respect of outstanding and future awards, (v) 2,696,340 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options, (vi) 182,211 shares of Company Common Stock were reserved for issuance under outstanding Company RSU Awards and (vii) 243,064 shares of Company Common Stock were reserved for issuance under outstanding Company Performance Share Awards (assuming target level of performance). All the outstanding shares of Company Common Stock are, and all shares of Company Common Stock which may be issued pursuant to the exercise or settlement of outstanding Company Equity Awards will be, when issued in accordance with the terms of such Company Equity Awards, duly authorized, validly issued, fully paid and non-assessable. Except as referred to in this Section 3.4(a), there are no (i) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (ii) existing options, warrants, calls, preemptive rights, subscription or other rights, commitments or Contracts of any character, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interests or voting security in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, commitment or Contract, (iii) outstanding Contracts of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, or the capital stock or other equity interests or voting securities of the Company or of any of its Subsidiaries or (iv) issued or outstanding performance awards, units, rights to receive shares of Company Common Stock on a deferred basis, or rights to purchase or receive Company Common Stock or other equity interests or voting securities issued or granted by the Company to any current or former director, officer, employee or consultant of the Company (the items referred to in clauses (i) – (iv) of or with respect to any Person, collectively, “Rights”). No Subsidiary of the Company owns any Shares.

(b) There are no outstanding Contracts of the Company or any of its Subsidiaries to provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company that is not wholly owned by the Company or in any other Person.

(c) All of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries (other than non-wholly owned Subsidiaries, in which case only to the extent such shares of capital stock or other Rights of such joint ventures are required to be set forth in Section 3.4(c) of the Company Disclosure Letter) are owned beneficially or of record by the Company, directly or indirectly, and all such shares and other Rights have been validly issued and are fully paid and nonassessable and are owned by either the Company or one of its Subsidiaries free and clear of any Encumbrances other than Permitted Encumbrances. Section 3.4(c) of the Company Disclosure Letter lists each Subsidiary of the Company and each Person in which the Company or any Subsidiary of the Company owns an equity or other economic interest, together with (i) the jurisdiction of organization of such Subsidiary or such other Person, (ii) the type and percentage of interest held, directly or indirectly, by the Company in each such Subsidiary or in each such other Person, and (iii) the names and the type of and percentage of interest held by any Person other than the Company or a Subsidiary thereof in each Subsidiary of the Company or in each such other Person.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.

3.5 SEC Reports and Financial Statements.

(a) The Company has filed with or furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it since March 31, 2015, under the Exchange Act or the Securities Act (collectively, the “Company SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Company SEC Document (i) did not contain (or, with respect to Company SEC Documents filed after the date hereof, will not contain) any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied (or will comply) in all material respects with the applicable requirements of the Exchange Act, the Securities Act, and SOX as the case may be, the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be, and the listing and corporate governance rules and regulations of NASDAQ. None of the Company’s Subsidiaries is, or at any time since March 31, 2015, has been, required to file any forms, reports or other documents with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (the “Company Financial Statements”) (i) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (ii) complies in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect to such requirements, (iii) has been prepared in accordance with United States generally accepted accounting principles (“GAAP”), in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (iv) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the dates and for the periods referred to in the Company Financial Statements.

(b) Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are accurate in all material respects as of the date of this Agreement. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(c) The Company has established and maintains, and at all times since March 31, 2015 has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since December 31, 2014, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (the material circumstances of which (if any) have been made available to Parent prior to the date hereof) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since December 31, 2014, neither the Company nor any of its Subsidiaries has received any material, unresolved, complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls.

3.6 Absence of Certain Changes. (a) Since March 31, 2018 through the date of this Agreement, except as otherwise required or expressly contemplated by this Agreement, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice in all material respects and (ii) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under, clause (v), (vi), or (viii) of Section 5.1 and (b) since March 31, 2018 through the date of this Agreement, there has not been any fact, circumstance, event, change, effect or occurrence (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that (i) has had or would reasonably be expected to individually or in the aggregate have a Company Material Adverse Effect or (ii) would reasonably be expected to individually or in the aggregate prevent or materially impair the ability of the Company to consummate the Transactions.

3.7 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations provided for in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in connection with the Transactions, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since March 31, 2018 and (iv) liabilities or obligations that would not reasonably be expected to result in a Liability or series of related Liabilities to the Company and its Subsidiaries exceeding $100,000.

3.8 Compliance with Laws and Orders. The Company and each of its Subsidiaries is and, since December 31, 2014, has been in compliance with all applicable Laws and Orders in all material respects. The Company and its Subsidiaries hold all material governmental licenses, authorizations, permits, consents and approvals necessary for the operation of the businesses of the Company and its Subsidiaries (the “Company Permits”). The Company and each of its Subsidiaries is in compliance in all material respects with the terms of the Company Permits. All Company Permits are in full force and effect and none of the Company or any of its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit, other than such threats that have been resolved prior to the date hereof.

3.9 Material Contracts.

(a) Section 3.9(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement, excluding any Contract that (x) is or relates to a Company Plan, (y) relates exclusively to the BBGS Business or (z) is filed as an exhibit to any Company SEC Document, of each Contract described in this Section 3.9(a) under which the Company or any of its Subsidiaries has any current or future rights, obligations or liabilities or to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject:

(i) Contract (other than this Agreement) that is required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC but is not so filed;

(ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for Indebtedness in excess of $100,000;

(iii) Contract (other than this Agreement) for the sale of any of its assets after the date hereof (other than sales of inventory, product or obsolete equipment in the ordinary course of business consistent with past practice);

(iv) settlement agreement or similar Contract with a Governmental Entity (A) involving future performance by the Company or any of its Subsidiaries or any of their respective Affiliates (including Parent and its Affiliates after the Effective Time) or (B) that restricts in any respect the operations or conduct of the Company or any of its Subsidiaries or any of their respective Affiliates (including Parent and its Affiliates after the Effective Time), in any such case, which is material to the Company and its Subsidiaries, taken as a whole;

(v) any Contract containing covenants binding upon the Company, any of its Subsidiaries, or any of their respective Affiliates (including Parent and its Affiliates after the Effective Time) that materially restricts the ability of the Company or any of its Subsidiaries or such Affiliate to compete in any business, or with any Person or in any geographic area, except for any such Contract that may be canceled without penalty by the Company or any of its Subsidiaries upon notice of 60 days or less;

(vi) any Contract with respect to a joint venture or partnership formed under the laws of any applicable jurisdiction;

(vii) any Contract that would prevent or materially delay the Company from performing its obligations under this Agreement in any material respect;

(viii) any Contract, excluding any purchase order or similar documentation that does not contain material terms of the relationship between the parties, that is (A) a Material Customer Agreement, or (B) a Material Supplier Agreement;

(ix) any Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use or supply requirements that are material to the Company and its Subsidiaries taken as a whole, or that is material to the Company or its Subsidiaries and purports to bind their respective Affiliates (including Parent or its Affiliates after the Effective Time);

(x) any Government Contract;

(xi) any Related Party Contract;

(xii) any Company IP Agreements other than (A) Shrink-Wrap Licenses or (B) Contracts including non-exclusive licenses or other non-exclusive grants by the Company of rights in, to or under Company Intellectual Property entered into in the ordinary course of business consistent with past practice with customers of the Company or its Subsidiaries; and

(xiii) other Contracts (other than this Agreement, purchase orders in the ordinary course of business consistent with past practice, agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) that contain obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any of its Subsidiaries of payments in the future in excess of $100,000 per annum or $500,000 during the life of the Contract.

Each such Contract described in clauses (i) – (xiii) (that is not excluded pursuant to clause (x) or (y) of the lead-in language in Section 3.9(a)), whether or not set forth on Section 3.9(a) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.”

(b) True and correct in all material respects copies of each Company Material Contract have been made available to Parent or publicly filed with the SEC prior to the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Company Material Contract, (ii) each of the Company Material Contracts is in full force and effect, and is the valid, binding and enforceable obligation of the Company and its Subsidiaries, and to the Knowledge of the Company, of the other parties thereto, subject to the General Enforceability Exceptions, (iii) the Company and its Subsidiaries have performed all obligations required to be performed by them to date under the Company Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder and (iv) neither the Company nor any of its Subsidiaries has received any notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Company Material Contract.

3.10 Information in Schedule 14D-9 and Schedule TO. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in the Schedule 14D-9 or Schedule TO will, at the time the Schedule 14D-9 or the Schedule TO, respectively, are filed under the Exchange Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 and the Schedule TO will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by any Parent Entity specifically for inclusion or incorporation by reference in the Schedule 14D-9 or Schedule TO.

3.11 Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties, rights or assets which would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party or subject to, or in default under, any Order which would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.12 Employee Compensation and Benefit Plans; ERISA.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a list of each material Company Plan. As used herein, the term “Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other equity incentive, compensation, severance, employment, Company Stock Plan, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation or other benefit plan, agreement, program, policy or Contract, whether or not subject to ERISA, (i) under which any current or former employee, officer, director, contractor (who is a natural Person) or consultant (who is a natural Person) of the Company or any of its Subsidiaries (“Company Covered Employees”) has any present or future right to benefits and (ii) which are entered into, contributed to or sponsored or maintained by the Company or any of its Subsidiaries or under which the Company or its Subsidiaries could reasonably be expected to have any liability, in each case, other than (i) a “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA, (iii) a plan, program or arrangement required to be maintained or contributed to by the Laws of the jurisdiction in which the employee is working, or (iv) any governmental plan or program requiring the mandatory payment of social insurance Taxes or similar contributions to a governmental fund with respect to the wages of an employee.

(b) The Company has provided true and complete copies of the current plan documents and any amendments thereto for each Company Plan, and, to the extent applicable, (i) all current trust agreements or other funding arrangements for each Company Plan (including insurance contracts), and all amendments thereto, (ii) with respect to each Company Plan intended to be qualified under Section 401(a) of the Code, the most recent determination letter or opinion letter issued by the IRS as well as any non-routine written correspondence or rulings issued to the Company or any Company representative within the last three years by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”) or other governmental entity with jurisdiction over a Company Plan (other than routine Tax or other required filings), (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any Company Plan with respect to the most recent three plan years, (iv) the most recent summary plan descriptions and any material modifications thereto, (v) copies of any filings within the past three years required to be filed or documented with respect to any Company Plan with the IRS or for the Company’s internal records under Revenue Procedure 2016-51 or its predecessor revenue procedures and any filings concerning any Company Plan within the past three years with the Department of Labor under its Voluntary Fiduciary Compliance Program (or predecessor program).

(c) Each Company Plan (other than a Company Non-U.S. Plan) is in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d) Each Company Plan that is intended to be a qualified plan under Code Section 401(a) is so qualified and either (i) has received a favorable determination letter issued by the IRS or (ii) is entitled to rely on a current, favorable opinion letter issued by the IRS. No event has occurred with respect to any such Company Plan that would reasonably be expected to give rise to disqualification of any such Company Plan.

(e) All payments due from the Company or its Subsidiaries with respect to each Company Plan have, in all material respects, been timely made or have been properly accrued as Liabilities of the Company in accordance with the terms of the applicable Company Plan, any Collective Bargaining Agreement, or applicable Law.

(f) No Actions (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of the Company, threatened with respect to any Company Plan.

(g) No “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Code Section 4975) of any Company Plan has engaged in any nonexempt “prohibited transaction” (as defined in Code Section 4975 or ERISA Section 406) that could reasonably be expected to result in material Liability to the Company.

(h) Neither the Company nor any of its Subsidiaries have any indemnity or gross-up obligation to any employee of the Company or any of its Subsidiaries for any taxes or interest imposed or accelerated under Code Section 409A. Each Company Plan that is a “non-qualified deferred compensation plan” (as such term is defined in Code Section 409A(d)(1)), has been maintained, in form and operation, in compliance in all material respects with the requirements of Code Section 409A and applicable guidance issued thereunder.

(i) Except as set forth on Section 3.12(i) of the Company Disclosure Letter, the Company and its ERISA Affiliates (defined below) do not sponsor, maintain or contribute to and are not obligated under ERISA or otherwise to contribute to (i) a “defined benefit plan” (as defined in ERISA Section 3(35) and Code Section 414(j), (ii) a “multi-employer plan” (as defined in ERISA Sections 3(37) and 4001(a)(3)) or (iii) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)). Except with respect to the plans set forth on Section 3.12(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any Liability under Title IV of ERISA or Section 412 of the Code. With respect to (i) the National Telecommunications Cooperative Association Retirement and Security Program, and (ii) the Pension Plan for Bargaining Unit Employees of NextiraOne LLC, except as set forth on Section 3.12(i) of the Company Disclosure Letter, (A) no reportable event (within the meaning of Section 4043 of ERISA) has occurred, (B) according to the latest actuarial valuation, each has a certified Adjusted Funding Target Attainment Percentage (AFTAP) of at least 80%, (C) neither the Company nor any ERISA Affiliate is required to provide security under Section 401(a)(29) of the Code, and (D) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the PBGC and no proceeding has been commenced by the PBGC to terminate either plan and no condition exists which could constitute grounds for the termination of any such plan by the PBGC. An “ERISA Affiliate” means any other entity that, together with the Company, would be treated as a single employer under Code Section 414 or ERISA Section 4001(b). Neither the Company nor any ERISA Affiliate has, prior to the date hereof, incurred any Liability or obligation on account of a “partial withdrawal” or a

“complete withdrawal” (within the meaning of ERISA Sections 4203 or 4205) from any multiemployer plan (as defined in ERISA Sections 3(37) and 4001(a)(3)) and, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any ERISA Affiliate is reasonably expected to have any Liability on account of a “partial withdrawal” or a “complete withdrawal” for periods of time prior to the date hereof.

(j) Except as set forth on Section 3.12(j) of the Company Disclosure Letter, neither the Company nor its Subsidiaries have any material Liability to provide welfare benefits, including, but not limited to, death or medical benefits with respect to any person beyond his or her retirement or other termination of service other than coverage mandated by Part 6 of Title I of ERISA or Code Section 4980B or state Law.

(k) Each Company Plan that is maintained primarily for the benefit of Company Covered Employees based outside of the United States (a “Company Non-U.S. Plan”) is in compliance in all material respects with all applicable Laws. Each Company Non-U.S. Plan that is required to be funded is funded to the extent required by applicable Law, and with respect to all other Company Non-U.S. Plans, reserves therefore have been established as required on the accounting statements of the applicable Company or Subsidiary of the Company.

(l) Other than as provided in Section 2.8 or as set forth on Section 3.12(k) of the Company Disclosure Letter, the consummation of the Transactions (either alone or together with any other event) will not (i) entitle any current or former employee or officer of the Company or any of its Subsidiaries to any severance pay or any other payment or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation, due any such employee or officer.

3.13 Properties.

(a) The real property set forth on Section 3.13(a) of the Company Disclosure Letter constitutes all Owned Real Property. The Company or one of its Subsidiaries, has good fee simple title to each parcel of real property included in the Owned Real Property, together with all improvements thereon, free and clear of all Encumbrances, except Permitted Encumbrances. There are no tenants or other persons occupying any space in the Owned Real Property, other than any use and occupancy rights granted to third party owners, tenants or licensees pursuant to Contracts with respect to such real property entered in the ordinary course of business consistent with past practice.

(b) Section 3.13(b) of the Company Disclosure Letter contains a true and correct list of all leases or subleases of Leased Real Property entered into by the Company or any of its Subsidiaries (the “Leases”). The Company has made available to the Parent Entities true and complete in all material respects copies of each Lease.

(c) With respect to each Lease, (A) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in material default thereunder and no event or condition has occurred or exists that, with the passage of time, the giving of notice, or both, would constitute a material default thereunder, (B) each such Lease is in full force and effect, and is the valid, binding and enforceable obligation of the Company and its Subsidiaries, and to the Knowledge of the Company, of the other parties thereto, subject to the General Enforceability Exceptions, and (C) neither the Company nor any of its Subsidiaries has received any notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any such Lease, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property.

(e) To the Company’s Knowledge, the Company has made available to Parent any and all existing title policies, title reports, surveys and zoning reports relative to the Owned Real Property that are in the Company’s or any of its Subsidiaries’ possession.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good title to, or a valid and binding leasehold or other interest in (subject to the General Enforceability Exceptions), all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Encumbrances, other than Permitted Encumbrances.

3.14 Intellectual Property.

(a) Sections 3.14(a)(i) – (v) of the Company Disclosure Letter, respectively, set forth true, accurate, and complete lists of the following, in each case, that are owned or purported to be owned by the Company or any of its Subsidiaries: (i) Patents; (ii) registered Trademarks and pending Trademark applications; (iii) Domain Names; (iv) copyright registrations and applications for copyright registration; and (v) material unregistered Trademarks (collectively, the “Owned Intellectual Property”).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries owns all right, title, and interest in the registered Owned Intellectual Property and applications therefor, and has the valid and enforceable right to use, pursuant to a license or otherwise, all other Intellectual Property used or held for use or required to operate the Company’s and its Subsidiaries’ businesses as presently conducted and as proposed to be conducted (collectively, the “Company Intellectual Property”), in each case, free and clear of all Encumbrances except Permitted Encumbrances. With respect to the Owned Intellectual Property required to be disclosed pursuant to Section 3.14(a)(i) – (iv), above, all assignments and other instruments necessary to establish, perfect, and, where applicable, record, the ownership interests of the Company or its Subsidiaries therein have been validly executed, delivered, and filed with the relevant Governmental Entity and authorized registrars, and all required filings and fees related to such Owned Intellectual Property have been timely submitted with and paid to the relevant Governmental Entities and authorized registrars.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries’ rights in the registered Owned Intellectual Property are valid, subsisting, and enforceable, and the Company and each of its Subsidiaries has taken reasonable steps to maintain the Company Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Company Intellectual Property, including by requiring all Persons having access thereto to execute binding, written non-disclosure agreements.

(d) The Company or one of its Subsidiaries has entered into a binding, valid and enforceable, written Contract with each current and former employee and independent contractor who is or was involved in or has contributed to the invention, creation, or development of any material Intellectual Property used in or related to the conduct of the business of the Company or any of its Subsidiaries during the course of employment or engagement with the Company or its Subsidiaries whereby such employee or independent contractor (i) acknowledges the Company’s or its Subsidiary’s exclusive ownership of all Intellectual Property invented, created, or developed by such employee or independent contractor within the scope of his or her employment or engagement with the Company or its Subsidiary; (ii) grants to the Company or one of its Subsidiaries a present, irrevocable assignment of any ownership interest such employee or independent contractor may have in or to such Intellectual Property; and (iii) irrevocably waives any right or interest, including any moral rights, regarding any such Intellectual Property, to the extent permitted by applicable Laws.

(e) With respect to the Owned Intellectual Property required to be disclosed pursuant to Section 3.14(a)(i) – (iv), above, all assignments and other instruments necessary to establish, record, and perfect the ownership interests of the Company or its Subsidiaries therein have been validly executed, delivered, and filed with the relevant Governmental Entity and authorized registrars, and all required filings and fees related to such Owned Intellectual Property have been timely submitted with and paid to the relevant Governmental Entities and authorized registrars.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) as of the date hereof, there are no Actions pending, and the Company has not received any notice of any threatened Actions (A) alleging a violation, misappropriation or infringement of the Intellectual Property of any other Person by Company or its Subsidiaries or (B) challenging the validity, enforceability, or ownership of any Owned Intellectual Property, or the Company or any of its Subsidiaries’ rights with respect to any Company

Intellectual Property, in each case other than office actions in the normal course in connection with the prosecution of applications for Intellectual Property rights with a Governmental Entity; (ii) to the Knowledge of the Company, the operation of the Company’s and its Subsidiaries’ businesses as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person; and (iii) to the Knowledge of the Company, no other Person has violated, misappropriated or infringed any Owned Intellectual Property.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not used any Open Source Software in a manner that does, will, or would reasonably be expected to, require the (i) disclosure or distribution of any Company Product in source code form; (ii) license or other provision of any Company Product on a royalty-free basis; or (iii) grant of any patent license, non-assertion covenant, or other rights under any Company Intellectual Property or rights to modify, make derivative works based on, decompile, disassemble, or reverse engineer any Company Product.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Systems are (i) reasonably sufficient for the immediate needs of the business of the Company and its Subsidiaries, including as to capacity, scalability, and ability to process current and anticipated peak volumes in a timely manner, and (ii) in sufficiently good working condition to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats, or otherwise) for all Software, in each case as necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted or contemplated to be conducted in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken all reasonable actions, consistent with applicable industry best practices, to protect the integrity and security of the Company Systems and the data and other information stored or processed thereon. To the Knowledge of the Company, the Company’s and each Subsidiary of the Company’s receipt, collection, monitoring, maintenance, creation, transmission, use, analysis, disclosure, storage, disposal and security of Protected Information has complied in all material respects with (A) any Contracts to which the Company or any of its Subsidiaries is a party, (B) applicable Law governing the privacy, protection, or security of Protected Information, and (C) all applicable policies and procedures adopted by the Company or any of its Subsidiaries relating to Protected Information.

3.15 Environmental Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have in the past five years complied with all applicable Environmental Laws, and possess and during the last five years have complied with all applicable Environmental Permits required under such Laws to operate the businesses of the

Company and its Subsidiaries as currently operated, (ii) there are no, and there have not been any, Materials of Environmental Concern at any property currently or, to the Knowledge of the Company, formerly owned, leased, or operated by the Company or its Subsidiaries, under circumstances that have resulted in or are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Laws, and (iii) the Company has not received any written notification alleging that it is liable, or request for information, pursuant to any applicable Environmental Law, concerning any release, threatened release of, or exposure to, any Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate Governmental Entity or Person.

(b) There are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company.

(c) Neither the Company nor its Subsidiaries have any Liability retained or assumed by Contract for any material Liabilities of any third party under Environmental Laws.

(d) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.15 constitute the sole representations and warranties in this Agreement with respect to Environmental Laws, Environmental Permits or Materials of Environmental Concern.

3.16 Taxes.

(a) Each of the Company and its Subsidiaries has timely filed all income and other material Tax Returns that it was required to file, all such Tax Returns are true correct and complete in all material respects and each of the Company and its Subsidiaries has timely paid all material Taxes shown thereon as due and owing and all other Taxes required to be paid by it. Since the date of the latest Company Financial Statements, neither the Company nor any of its Subsidiaries has incurred any Tax liabilities other than any Tax relating to ordinary course operations. The Company and each of its Subsidiaries has made available to the Parent Entities true, correct and complete copies of all material U.S. federal and state income and franchise Tax Returns for all Tax periods beginning on or after April 1, 2014 that are filed on an annual basis and that have been filed as of the date hereof.

(b) No Action with respect to any Taxes due from the Company or any of its Subsidiaries, or any Tax Return of the Company or any of its Subsidiaries, is pending or, to the Knowledge of the Company, threatened in writing by any Governmental Entity. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid.

(c) Within the six-year period ending on the date hereof, the Company has not received any written claim by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is or may be subject to Taxes by that jurisdiction. Neither the Company nor any Subsidiary of the Company has had a permanent establishment (within the meaning of an applicable Tax treaty) other than the country where such entity is organized.

(d) Within the six-year period ending on the date hereof, neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Law, and neither the Company nor any of its Subsidiaries is subject to or has a request for a private letter ruling, a request for technical advice or a request for a change of any method of accounting that is in progress or pending with any Governmental Entity with respect to Taxes. Neither the Company nor any of its Subsidiaries has agreed to any extension or waiver of the statute of limitations applicable to any Tax Return (other than extensions of time to file a Tax Return), or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, in each case, other than in the ordinary course of business.

(e) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or Tax sharing agreement or arrangement other than any such agreement or arrangement pursuant to a commercial agreement or arrangement not primarily related to Taxes.

(f) The Company and each of its Subsidiaries has timely and properly withheld and remitted all material Taxes required to have been withheld and remitted under applicable Law by it and has complied in all material respects with all information reporting requirements under all applicable Laws in connection with amounts paid or owing to any Person, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, agent, creditor, stockholder, member, nonresident, or other party.

(g) Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the two-year period ending on the date hereof in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(h) There are no Encumbrances for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except Encumbrances for Taxes not yet due and payable or that are being contested in good faith.

(i) Neither the Company nor any Subsidiary of the Company will be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed prior to the Closing; (ii) installment sale or open transaction entered into prior to the Closing; (iii) election under Section 108(i) of the Code made prior to the Closing; (iv) change in method of accounting requested or occurring prior to the Closing; (v) any intercompany transaction or excess loss account under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) with respect to a transaction occurring prior to the Closing, or (vi) an election pursuant to Section 965 of the Code made prior to the Closing.

(j) No gain recognition agreements under Section 367 of the Code have been entered into with respect to the Company or any of its Subsidiaries that is currently in force.

(k) Section 3.16(k) of the Company Disclosure Letter identifies any Subsidiary for which the Company has made, or caused to be made, an entity classification election on IRS Form 8832 and the classification elected on such form. Neither the Company nor any of its Subsidiaries is a partner or other equity holder in an entity treated as a partnership for U.S. federal income Tax purposes where another equity holder of such entity is not directly or indirectly owned or controlled by the Company.

(l) Neither the Company nor any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b) or any comparable provision of state or local Law.

(m) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal, state, local or foreign income Tax Return or any combined, affiliated or unitary group for any Tax purpose (other than a group the common parent of which is the Company or any Subsidiary of the Company) or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by Contract (other than any Contract not primarily related to Taxes).

(n) Except as set forth in Section 3.16(n) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any Contract that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Law).

(o) Neither the Company nor any of its Subsidiaries has participated in or cooperated with an international boycott, within the meaning of Section 999 of the Code.

(p) None of the non-U.S. Subsidiaries is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

(q) Any and all transactions between or among any of the Company and each Subsidiary of the Company and Affiliates of any of such entities have occurred on arm’s length terms, and the Company and its Subsidiaries have complied in all material respects with all transfer pricing Laws.

(r) Neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that could be disallowed as a deduction under Code Section 162(m) (or any corresponding provision of state, local or foreign Law).

(s) Each of the Company and its Subsidiaries is in compliance in all material respect with any public aid relating to Taxes granted in whatever form (including grants or Tax incentives of any form) that the Company or such applicable Subsidiary is currently the beneficiary of.

3.17 Opinion of Financial Advisor. Raymond James & Associates, Inc. (the “Financial Advisor”) has delivered to the Company Board its written opinion, dated the date of this Agreement, that, as of such date, the Offer Price and the Merger Consideration to be received by the Company’s stockholders pursuant to the transactions contemplated hereby is fair, from a financial point of view, to the Company’s stockholders. A complete and executed copy thereof has been or promptly will be delivered to Parent. It is agreed and understood that such opinion is for the information of the Company Board and may not be relied upon by any Parent Entity.

3.18 Labor & Employment.

(a) Section 3.18(a) of the Company Disclosure Letter contains a true and correct list of each labor agreement, collective bargaining agreement, work rules or practices, or any other labor-related Contract with any labor union, trade union or labor organization (collectively, a “Collective Bargaining Agreement”) to which the Company or any of its Subsidiaries is a party to or bound. In the past three years, no labor union, trade union, labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other Governmental Entity. To the Knowledge of the Company, there are no organizing activities with respect to any employees of the Company or any of its Subsidiaries. In the past three years, there have been no actual, or to the Knowledge of the Company, threatened material arbitrations, material grievances, material labor disputes, strikes, lockouts, slowdowns or work stoppages by the employees of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is engaged in, or during the past three years has engaged in, any material unfair labor practice, as defined in the National Labor Relations Act or other applicable Laws.

(b) Neither the Company nor any of its Subsidiaries has received within the past three years any notice of intent by any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.

(c) In the past three years, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; and in the past three years neither the Company nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.

(d) To the Knowledge of the Company, (i) no employee or independent contractor of the Company or any of its Subsidiaries is in violation of any term of any employment contract, consulting contract, non-disclosure agreement, common law non-disclosure obligation, non-competition agreement, non-solicitation agreement, proprietary information agreement or any other Contract relating to confidential or proprietary information, intellectual property, competition, or related matters; and (ii) the continued employment by the Company and its Subsidiaries of their respective employees, and the performance of any Contracts with the Company and its Subsidiaries by their respective independent contractors, will not result in any such violation. Neither the Company nor any of its Subsidiaries has received any notice alleging that any such violation has occurred within the past four (4) years.

3.19 Brokers or Finders. Except for the Financial Advisor, to which the Company will be obligated to pay the fees set forth on Section 3.19 of the Company Disclosure Letter in connection with the consummation of the Transactions, no agent, broker, investment banker, financial advisor or other Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or payment based upon arrangements made by and on behalf of the Company or any of its Subsidiaries.

3.20 State Takeover Statutes. The adoption and approval by the Company Board of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Transactions.

3.21 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III, none of the Company, any of its Subsidiaries or any other Person makes any representations or warranties on behalf of the Company or any of its Subsidiaries. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to any Parent Entity or any other Person resulting from the distribution to any Parent Entity, or any Parent Entity’s use of, any such information, including any information, documents, projections, forecasts or other material made available to any Parent Entity in certain “data rooms” or management presentations in expectation of the Transactions. For the avoidance of doubt, neither the Company nor any of its Affiliates makes any express or implied representation or warranty with respect to “Evaluation Material” as defined in the letter agreement, dated April 16, 2018, between the Company and AGC Networks Inc. (the “Confidentiality Agreement”).

3.22 Rule 14d-10 Matters. All amounts payable to Company Stockholders and the holders of other Company securities (“Covered Securityholders”) pursuant to the Company Plans (a) are being paid or granted as compensation for past services performed, future services to be performed or future services to be refrained from performing by the Covered Securityholders (and matters incidental thereto) and (b) are not calculated based on the number of Shares tendered or to be tendered into the Offer by the applicable Covered Securityholder. The compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of the applicable NASDAQ rules and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (i) at a meeting duly called and held at which all members of the compensation committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (A) each Company Stock Plan and (B) the treatment of the Company Equity Awards in accordance with the terms set forth herein, the applicable Company Stock Plans and any applicable Company Plans, which resolutions have not been rescinded, modified or withdrawn in any way, and (ii) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing arrangements.

3.23 BBGS Sale. The Company has provided Parent with a true and complete copy of each of the BBGS Transaction Documents and all schedules, annexes and exhibits thereto, in each case as currently in effect (collectively, the “BBGS Sale Materials”). Other than the BBGS Sale Materials, there are no other Contracts between the Company or any of its Affiliates, on the one hand, and BBGS Buyer and its Affiliates, on the other hand, related to the transactions contemplated by any of the BBGS Transaction Documents.

3.24 International Trade and Anti-Corruption Matters.

(a) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since December 31, 2015, neither the Company nor any of its Subsidiaries or, to the Company’s Knowledge, any of the Company’s or its Subsidiaries’ respective Representatives (while acting on behalf of the Company or any of its Subsidiaries) has taken any action in violation of any applicable Anti-Corruption Law.

(b) Since December 31, 2015, neither the Company nor any of its Subsidiaries has been subject to any actual, pending, or, to the Company’s Knowledge, threatened Actions, demands, notices of violation, demand letters or settlements, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to applicable Anti-Corruption Laws.

(c) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company or its Subsidiaries, taken as a whole, since December 31, 2015, the Company and its Subsidiaries have conducted their businesses in accordance with the U.S. economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and all other applicable Import Restrictions and Export Controls in any countries in which the Company and its Subsidiaries conduct business. Since December 31, 2015, the Company and its Subsidiaries have maintained in all material respects all records required to be maintained in the Company’s its Subsidiaries’ possession as required under the Import Restrictions and Export Controls.

(d) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries, nor, to the Company’s Knowledge, any director, officer, agent, employee or Affiliate of the Company or any of its Subsidiaries: (i) is, or is 50 percent or more owned individually or in the aggregate by one or more Persons that is/are designated on the List of Specially Designated Nationals and Blocked Persons or the List of Foreign Sanctions Evaders maintained by OFAC, (ii) is designated on the Denied Persons List or Entity List maintained by the U.S. Department of Commerce, Bureau of Industry and Security or the Debarred List maintained by the U.S. Department of State, Directorate of Defense Trade Controls (the Persons or organizations identified in clauses (i) and (ii) collectively, the “Restricted Parties”) or (iii) has, since December 31, 2015, conducted any business with or engaged in any transaction or been a party to any Contract with or involving any Restricted Parties or countries subject to comprehensive U.S. economic sanctions in violation of applicable Law. Neither the Company nor any of its Subsidiaries is subject to any pending or, to the Company’s Knowledge, threatened action by any Governmental Entity that would bar it from exporting or otherwise limit in any material respect its exporting activities or sales to any Governmental Entity. Neither the Company nor any of its Subsidiaries has, since December 31, 2015, made any voluntary disclosures to OFAC or any other Governmental Entity of facts that could result in any material action being taken or any material penalty being imposed by a Governmental Entity against the Company or any of its Subsidiaries relating to violations of Export Controls or U.S. economic sanctions.

3.25 Related Party Transactions. There are no transactions or Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that are required to be disclosed under Item 404 of Regulation S-K of the SEC (each a “Related Party Contract”) that are not so disclosed.

3.26 Customers and Suppliers.

(a) Other than with respect to the BBGS Business, Section 3.26(a) of the Company Disclosure Letter sets forth a list of the customers of the Company and its Subsidiaries that have paid to the Company or any of its Subsidiaries at least $5,000,000 (each, a “Material Customer”” and each Contract pursuant to which such customer paid those amounts to the Company or Subsidiary, a “Material Customer Agreement”) and a list of the customers of the Company and its Subsidiaries that have paid to the Company or any of its Subsidiaries at least $1,500,000 but less than $5,000,000 (each, a “Significant Customer” and each Contract pursuant to which such Significant Customer paid those amounts to the Company or Subsidiary, a “Significant Customer Agreement”), in each case during the fiscal year ended March 31, 2018. As of the date hereof, neither the Company nor any of its Subsidiaries has, within 6 months prior to the date hereof, received any written notice from any Material Customer or Significant Customer that such customer shall not continue as a customer of the Company or that such customer intends to terminate or materially modify existing Material Customer Agreements or Significant Customer Agreements, as applicable, with the Company or its Subsidiaries.

(b) Other than with respect to the BBGS Business, Section 3.26(b) of the Company Disclosure Letter sets forth a list of the suppliers and vendors of the Company and its Subsidiaries with whom the Company and its Subsidiaries have spent at least $5,000,000 (each, a “Material Supplier” and each Contract pursuant to which the Company or its Subsidiary paid those amounts to the applicable Material Supplier, a “Material Supplier Agreement”) and a list of the suppliers and vendors of the Company and its Subsidiaries with whom the Company and its Subsidiaries have spent at least $1,500,000 but less than $5,000,000 (each, a “Significant Supplier” and each Contract pursuant to which the Company or its Subsidiary paid those amounts to such Significant Supplier, a “Significant Supplier Agreement”), in each case during the fiscal year ended March 31, 2018. As of the date hereof, neither the Company nor any of its Subsidiaries has, within 6 months prior to the date hereof, received any written notice from any Material Supplier or Significant Supplier that such supplier shall not continue as a supplier to the Company or its Subsidiaries or that such supplier intends to terminate or adversely modify existing Material Supplier Agreements or Significant Supplier Agreements, as applicable, with the Company or its Subsidiaries.

3.27 Expenses. The Company has delivered to Parent the Company’s good faith estimate, as of the date hereof, of (i) Transaction Expenses that (A) have been incurred prior to or on the date hereof but are unpaid as of the date hereof and (B) are reasonably expected to be incurred between the date hereof and the Closing, and (ii) of third party fees and expenses that have been incurred in connection with the Alternative Transaction Process prior to the date hereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

THE PARENT ENTITIES

Each of the Parent Entities, jointly and severally, represents and warrants to the Company as follows:

4.1 Organization. Each Parent Entity is a corporation organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Parent Entities to consummate the Transactions or the Financing. BBX Intermediate owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all Encumbrances, except for Permitted Encumbrances. None of the Parent Entities is in violation of its organizational or governing documents.

4.2 Authorization; Validity of Agreement; Necessary Action. Each of the Parent Entities has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by the Parent Entities of this Agreement, and the consummation by them of the Transactions and the Financing have been duly and validly authorized by the respective boards of directors of each of the Parent Entities and by BBX Intermediate as the sole stockholder of Merger Sub, and no other corporate action on the part of any Parent Entity is necessary to authorize the execution, delivery and performance by the Parent Entities of this Agreement and the consummation of the Transactions or the Financing. This Agreement has been duly executed and delivered by each of the Parent Entities and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of the Parent Entities enforceable against each of them in accordance with its terms, subject to the General Enforceability Exceptions. The Guarantee is a legal, valid and binding obligation of the Guarantor and enforceable against the Guarantor in accordance with its terms, subject to the General Enforceability Exceptions, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Guarantee. No vote or approval of the stockholder of BBX Intermediate is required in connection with the execution, delivery or performance by the Parent Entities of their obligations hereunder or for the consummation of the Transactions or the Financing (including pursuant to the requirements of any applicable stock exchange).

4.3 Consents and Approvals; No Violations.

(a) The execution, delivery and performance of this Agreement by each of the Parent Entities and the consummation by the Parent Entities of the Merger, the other Transactions and the Financing do not and will not (i) conflict with or violate the respective certificate of incorporation or bylaws (or similar organizational documents) of any Parent Entity, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) – (v) of subsection (b) of this Section have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law or Order applicable to the Parent Entities or by which any of them or any of their respective properties are bound, or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which any Parent Entity is a party or by which such Parent Entity or any of its respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not prevent or materially impair the ability of the Parent Entities to consummate the Transactions or the Financing.

(b) The execution, delivery and performance of this Agreement by each of the Parent Entities and the consummation by the Parent Entities of the Merger, the other Transactions and the Financing do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws, (ii) the applicable requirements of NASDAQ, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not impair the ability of the Parent Entities to consummate the Transactions or the Financing.

4.4 Ownership of Company Common Stock. As of the date of this Agreement, no Parent Entity nor any of the Parent Entities’ respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of Company Common Stock and no Parent Entity nor any of the Parent Entities’ respective Affiliates holds any rights to acquire or vote any shares of Company Common Stock except pursuant to this Agreement. No Parent Entity nor any of the Parent Entities’ respective “affiliates” or “associates” is or has been, within three years of the date hereof, an “interested stockholder” of the Company, as those terms are defined in Section 203 of the DGCL, nor has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger, or any Transactions. There are no Contracts between any Parent Entity, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Transactions.

4.5 No Prior Activities. Merger Sub has been formed solely for the purpose of engaging in the Transactions and the Financing and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

4.6 Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Parent Entities, threatened against any Parent Entity which would prevent or materially delay the consummation of the Transactions or the Financing. No Parent Entity is a party or subject to or in default under any Order which would prevent or materially delay the consummation of the Transactions or the Financing.

4.7 No Vote . Except for the adoption of the Agreement by BBX Intermediate as the sole stockholder of Merger Sub, no vote of the stockholder of a Parent Entity, or the holders of any other securities of a Parent Entity (equity or otherwise), is required by any applicable Law or the certificate of incorporation or bylaws (or similar organizational documents) of a Parent Entity in order for the Parent Entities to consummate the Transactions or the Financing.

4.8 Solvency. Assuming that (a) the conditions to the obligation of the Parent Entities to consummate the Merger have been satisfied or waived, (b) any written estimates, projections or forecasts prepared by the Company or its Representatives and made available to any Parent Entity or their respective Representatives have been prepared in good faith based upon reasonable assumptions and (c) the most recent Company Financial Statements fairly present the consolidated financial condition of the Company and its Subsidiaries as of the end of the periods covered thereby and the consolidated results of operations of the Company and its Subsidiaries for the periods covered thereby, then immediately following the Effective Time and after giving effect to all of the Transactions and the Financing, the payment of the aggregate consideration to which the stockholders of the Company are entitled under Article II, funding of any obligations of the Surviving Corporation or its Subsidiaries which become due or payable by the Surviving Corporation and its Subsidiaries in connection with, or as a result of, the Merger, any required refinancings or repayments of existing Indebtedness of the Company or any of its Subsidiaries and payment of all related fees and expenses, each of the Surviving Corporation and its Subsidiaries will not: (i) be insolvent (either because its financial condition is such that the sum of its debts, including contingent and other liabilities, is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts, including contingent and other liabilities, as they mature), (ii) have unreasonably small capital for the operation of the businesses in which it is engaged or proposed to be engaged, or (iii) have incurred debts, or be expected to incur debts, including contingent and other liabilities, beyond its ability to pay them as they become due.

4.9 Disclaimer of Warranties. Each of the Parent Entities acknowledges that except for the representations and warranties made by the Company in Article III, none of the Company, any of its Subsidiaries or any other Person makes any representations or warranties on behalf of the Company or any of its Subsidiaries. Each of the Parent Entities further agrees that neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to any Parent Entity or any other Person resulting from the distribution to any Parent Entity, or any Parent Entity’s use of, any such information, including any information, documents, projections, forecasts or other material made available to any Parent Entity in certain “data rooms” or management presentations in expectation of the Transactions or the Financing. For the avoidance of doubt, each Parent Entity acknowledges that neither the Company nor any of its Affiliates makes any express or implied representation or warranty with respect to “Evaluation Material” as defined in the Confidentiality Agreement. Each of the Parent Entities acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company,

(b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the electronic data room maintained by the Company for purposes of the Transactions or the Financing, (c) has been afforded the opportunity to ask questions of and receive answers from officers and other key employees of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the Transactions and the Financing, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company expressly contained in Article III, and that all other representations and warranties are specifically disclaimed. In connection with any investigation by the Parent Entities of the Company and its Subsidiaries, the Parent Entities have received or may receive from the Company and/or its Affiliates and/or other Persons on behalf of the Company certain projections, forward-looking statements and other forecasts and certain business plan information in written or verbal communications. The Parent Entities acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Parent Entities are familiar with such uncertainties, that the Parent Entities are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that the Parent Entities shall have no claim against the Company or any other Person with respect thereto. Accordingly, the Parent Entities acknowledge that neither the Company nor any other Person on behalf of the Company makes any representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

4.10 Schedule TO; Schedule 14D-9.

(a) The Schedule TO and the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws. The Schedule TO and the Offer Documents, when filed with the SEC and on the date first disseminated to the Company Stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by any Parent Entity with respect to information supplied by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other representatives specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents.

(b) None of the information provided or to be provided in writing by or on behalf of any Parent Entity or any Parent Entity’s directors, officers, employees, Affiliates, agents or other representatives for inclusion or incorporation by reference in the Schedule 14D-9 will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.11 Financing(a) . As of the date hereof, Parent has received (a) an executed equity commitment letter dated as of the date hereof from the Investor (the “Equity Commitment Letter”), pursuant to which the Investor has committed, on the terms and subject solely to the conditions set forth therein, to provide to Parent the Equity Financing in cash in an aggregate amount of at least the Minimum Amount (as defined in the Equity Commitment Letter) but not in excess of the Maximum Amount, and (b) an executed debt commitment letter dated as of the date hereof (including all exhibits, schedules and annexes thereto, the “Debt Commitment Letter”, as the same may be amended pursuant to Section 6.12, and, together with the Equity Commitment Letter, the “Commitment Letters”) from Pathlight Capital LLC and Encina Business Credit, LLC, pursuant to which the Debt Financing Sources have committed, on the terms and subject to (and only to) the conditions set forth therein, to provide to Parent the Debt Financing in cash in the aggregate amount provided for in the Debt Commitment Letter. A true, accurate and complete copy of each fully executed Commitment Letter as in effect on the date hereof has been provided to the Company. A true and complete copy of each fee letter related to the Debt Commitment Letter, to the extent applicable, as in effect on the date hereof has been provided to the Company, except that the numerical fee amounts and other economic terms, and the “market flex” provisions may be customarily redacted, none of which redacted provisions would adversely affect the conditionality, availability, aggregate principal amount or termination of the Financing. Parent has fully paid any and all commitments or other fees required by the Commitment Letters to be paid on or before the date of this Agreement. Each Commitment Letter is valid and binding and in full force and effect, enforceable against Parent and, to Parent’s knowledge, against each other party thereto, subject to applicable General Enforceability Exceptions. There are no conditions precedent or other contingencies related to (i) the Equity Financing or (ii) the Debt Financing, other than as expressly set forth therein. Assuming the accuracy of the Company’s representations and warranties set forth in Article III and subject to the satisfaction of all of the conditions to the Offer set forth on Annex A and all of the conditions set forth in Section 7.1 hereof and assuming not more than the Maximum Amount will need to be made available thereunder in accordance with the terms of the Equity Commitment Letter, as of the date hereof Parent does not have any reason to believe that the full amount of the Financing contemplated by the Commitment Letters and necessary to consummate the Transactions will not be available to Parent on the Closing Date. As of the date of this Agreement, none of the respective commitments contained in the Equity Commitment Letter or Debt Commitment Letter has been withdrawn, rescinded, terminated or otherwise modified or amended in any respect. There are not any Contracts or arrangements relating to the Financing or the Transactions, other than as set forth in the Equity Commitment Letter and the Debt Commitment Letter (and any fee letters related to the Debt Commitment Letter, copies of which have been delivered pursuant to the terms of this Section 4.11). As of the date of this Agreement, no financing source has notified Parent or any of its Affiliates of such financing source’s intention to terminate, withdraw, rescind or otherwise amend or modify in any respect any of the Financing. The aggregate proceeds contemplated by the Financing pursuant to the Commitment Letters (assuming not more than the Maximum Amount will need to be made available thereunder in accordance with the terms of the Equity Commitment Letter) will be sufficient for Parent to complete the Transactions, to pay the Offer Price payable in respect of each Share validly tendered and not withdrawn pursuant to the Offer, the Merger Consideration, the other payments contemplated by this Agreement (including Section 6.13 and the repayment of certain other Indebtedness disclosed on the Company Disclosure Letter), fees and expenses required to be paid by the Parent Entities, Merger Sub, the Company, and its Subsidiaries in connection with the Transactions, change-in-control and similar payments, expense reimbursement to third parties in connection with arrangements made by the Company and arrangements in respect of letters of credit (such aggregate amount, subject to the following sentence, the “Required Amount”). In no event shall more than $7,000,000 in the aggregate of any transaction fees, costs or expenses incurred by the Guarantor, any Parent Entity, Merger Sub, or any of their respective Affiliates (excluding, for the avoidance of doubt, the Company), including professional fees, costs and expenses and any fees, costs and expenses related to the Debt Financing, be deemed to constitute part of the Required Amount. The Equity Commitment Letter expressly provides, and shall continue to expressly provide, that the Company is an intended third party beneficiary thereof for the purposes set forth therein. As of the date hereof, assuming the truth and accuracy of the Company’s representations and warranties set forth in this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or, to the actual knowledge of Parent’s officers, any other parties thereto under any term or condition of the Commitment Letters or a failure of any condition to the Financing or otherwise result in any portion of the Financing being unavailable on the Closing Date. In no event shall the receipt by, or the availability of any funds or financing to, Parent or any of its Affiliates or any other financing be a condition to Parent’s obligation to consummate the transactions contemplated hereunder. The Commitment Letters do not contain any material misrepresentation by Parent or any of its Affiliates. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of either Commitment Letter, or otherwise result in any portion of the Financing contemplated thereby to be unavailable. There are no conditions precedent or other contingencies (x) related to the funding of the full amount of the Debt Financing or any provisions that could reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter or the aggregate proceeds contemplated by the Debt Commitment Letter or (y) that could otherwise adversely affect the conditionality, enforceability or availability of the Debt Commitment Letter with respect to all or any portion of the Debt Financing, other than as set forth in the Debt Commitment Letter in the form so delivered to the Company.

ARTICLE V

COVENANTS OF THE COMPANY

5.1 Interim Operations of the Company. From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except (a) as specifically required by this Agreement, (b) as set forth on Section 5.1 of the Company Disclosure Letter, (c) as required by applicable Law, (d) as consented to in writing by Parent after the date of this Agreement and prior to the Effective Time, which consent shall not be unreasonably withheld, conditioned or delayed, (e) as contemplated by or in connection with the BBGS Agreement, (f) for any actions necessary or appropriate in connection with the BBGS Sale, (g) as required to comply with the then-applicable Approved Budget (as such term is defined in the Credit Agreement), or (h) in connection with efforts to preserve the liquidity of the Company (including with respect to actions customarily taken by businesses in a similar financial situation taken in order to maximize cash, it being understood that this clause (h) shall not be construed to permit the Company to defer payables in a manner that is materially inconsistent with the Company’s course of conduct between April 1, 2018 and the date hereof), the Company agrees that:

(i) each of the Company and each of its Subsidiaries will use commercially reasonable efforts to conduct its business only in the ordinary course of business consistent with past practice and use commercially reasonable efforts to (A) preserve intact its present business organizations, goodwill and ongoing businesses and (B) preserve its present relationships with customers, suppliers, vendors, licensors, licensees, Governmental Entities and other Persons with whom it has material business relations, provided that, for the avoidance of doubt, the Company may take actions not within the ordinary course of business (1) as required by the BBGS Transaction Documents, (2) in connection with the Company’s rights to solicit, initiate, facilitate, encourage, respond to, discuss, and engage with respect to Alternative Transaction Proposals as permitted under Section 5.2 (the “Alternative Transaction Process” ), and (3) as specifically contemplated or required by the Credit Agreement or the Consent Agreement;

(ii) the Company will not amend its Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws and the Company’s Subsidiaries will not amend their certificates of incorporation, bylaws or other comparable charter or organizational documents;

(iii) neither the Company nor any of its Subsidiaries will (A) declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or other property, with respect to its capital stock, except for dividends or other distributions to the Company or any of its Subsidiaries, (B) issue, sell, transfer, pledge, dispose of or encumber or agree to issue, sell, transfer, pledge, dispose of or encumber any additional shares of capital stock or other Rights of the Company or any of its Subsidiaries, other than in respect of the shares of the Company’s capital stock reserved for issuance and issued pursuant to the Company Equity Awards, (C) split, combine or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries, except, in the case of each of clauses (A) through (D), as required by any Company Plan, Company Stock Plan or any Company Equity Awards issued thereunder;

(iv) except as required by applicable Law or under the terms of any Company Plan, and except for annual salary or wage rate adjustments in the ordinary course of business consistent with past practice, and in the case of clauses (A) and (B) of this Section 5.1(iv), except for increases or payments that are made for retention purposes and do not exceed $500,000 in the aggregate on an annual basis, the Company will not and will not permit any of its Subsidiaries to (A) increase the compensation, severance or termination pay payable or to become payable to any officers, directors, employees or consultants of the Company or any of its Subsidiaries, (B) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any of its directors, officers or employees; (C) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Company Plan; (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Plan (except as would mitigate the application of Section 280G of the Code (as reasonably determined by the Company)), (E) involuntarily terminate, other than for cause, the employment of any employee having an annual salary in excess of $250,000 or (F) hire any new employee having an annual salary in excess of $250,000, other than to fill open positions and provided that the aggregate compensation and benefits provided to such new employee does not materially exceed the aggregate compensation and benefits provided to the employee who previously filled such position;

(v) neither the Company nor any of its Subsidiaries will (A) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person other than the Company or its Subsidiaries and other than non-financial guarantees of day-to-day performance customary within the industries in which the Company and its Subsidiaries operate, or (B) make any loans, advances or capital contributions to, or investments in, any other Person except in the ordinary course of business consistent with past practice;

(vi) other than borrowings and other credit extensions under the Credit Agreement, neither the Company nor any of its Subsidiaries will incur any Indebtedness (including any Indebtedness that is revolving in nature) or modify any Indebtedness in any manner that would or could (A) increase the amount outstanding thereunder as of the date hereof individually or in the aggregate, or (B) be adverse to the Company’s ability to satisfy its Indebtedness in full at the Effective Time with the proceeds of the Financing;

(vii) neither the Company nor any of its Subsidiaries will make any capital expenditure that is in excess of $200,000 individually or $750,000 in the aggregate;

(viii) neither the Company nor any of its Subsidiaries will change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or applicable Law;

(ix) neither the Company nor any of its Subsidiaries will (A) amend any material Tax Return; (B) settle or compromise any material Liability for Taxes; (C) make (other than in the ordinary course of business consistent with past practice), change or revoke any material Tax election; (D) change any method of Tax accounting, except as required by applicable Law; (E) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) or Tax ruling; (F) consent to any extension or waiver of the limitations period applicable to any claim, audit, or assessment with respect of Taxes (other than in the ordinary course of business consistent with past practice); (G) surrender any right to claim a material Tax refund, offset, or other reduction in Liability for Taxes; (H) request any relief under a voluntary disclosure program or initiate a voluntary disclosure agreement with any Governmental Entity with respect to Taxes (excluding, for the avoidance of doubt, the filing of routine Tax Returns); or (I) enter into any contractual obligation in respect of Taxes with any Governmental Entity.

(x) except in connection with the Alternative Transaction Process and as permitted by Section 5.2(e), neither the Company nor any of its Subsidiaries will adopt a plan of complete or partial liquidation, dissolution, file a petition in bankruptcy under any provisions of federal or state bankruptcy or insolvency Law, or consent to the filing of any bankruptcy petition against it under any similar Law;

(xi) neither the Company nor any of its Subsidiaries will (A) enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract specified in subsections (iv), (vii), (ix) or (xi) of Section 3.9(a), or (B) materially modify, materially amend, extend, or terminate any such Company Material Contract other than, in the case of extending or terminating, in the ordinary course of business consistent with past practice;

(xii) terminate, cancel or permit to lapse any existing insurance policy (unless replaced by a comparable insurance policy) covering the Company or its Subsidiaries;

(xiii) grant any Encumbrance (other than Permitted Encumbrances);

(xiv) neither the Company nor any of its Subsidiaries agree to take or make any commitment to take any of the actions described in the foregoing clauses (ii) – (xiii).

Nothing contained in this Agreement shall give the Parent Entities, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

5.2 Acquisition Proposals.

(a) Except as permitted by this Section 5.2, the Company shall not, and shall cause its Subsidiaries and each of the officers, directors and employees of the Company and its Subsidiaries, and shall direct each of the consultants, agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively, “Representatives”) of the Company and its Subsidiaries not to, from and after the time of the Escrow Funding until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, (A) directly or indirectly, solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the making of any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Transaction Proposal (other than in respect of an Exempted Alternative Transaction), (B) engage in or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, an Alternative Transaction Proposal (other than in respect of an Exempted Alternative Transaction), or (C) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL. As promptly as practicable following the time of the Escrow Funding, the Company shall, and shall cause the Company’s controlled Affiliates to, and shall direct its and their respective Representatives to, immediately cease any and all existing solicitation, discussions or negotiations with any Persons (or provision of any nonpublic information to any Persons) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Transaction Proposal (other than with respect to any Company Takeover Proposal or an Exempted Alternative Transaction, which shall not be subject to this sentence). As promptly as practicable after the time of the Escrow Funding (and in any event within two (2) Business Days following the date thereof), the Company shall (i) request in writing that each person that has theretofore executed a confidentiality agreement in connection with its consideration of a potential an Alternative Transaction Proposal promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives to the extent such destruction, return or equivalent provisions are contained in such confidentiality agreements, and subject to the terms of such confidentiality agreements and (ii) terminate access to any physical or electronic data rooms maintained by the Company or its Representatives relating to a possible Alternative Transaction Proposal by any such Person; provided, however, that this sentence shall not apply to any third party that has proposed, and at the time of the Escrow Funding continues to propose, a Company Takeover Proposal or an Exempted Alternative Transaction. For the avoidance of doubt, any violation of the restrictions set forth in this Section 5.2 by any of the Company’s controlled Affiliates or any of their respective Representatives shall be deemed a breach of this Section 5.2 by the Company.

(b) Notwithstanding anything to the contrary contained in Section 5.2(a) or any other provisions of this Agreement, if at any time after the Escrow Funding and prior to the Acceptance Time the Company or any of its Representatives receives a written Company Takeover Proposal from any Person or group of Persons, which Company Takeover Proposal did not result from any breach of this Section 5.2, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof; provided, that the Company shall promptly (and in any event within 48 hours) provide to Parent a copy of any written request for clarification and inform Parent of the material terms of any oral request for clarification, and (ii) if the Company Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with its financial advisor and legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Company Takeover Proposal and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Takeover Proposal. The Company shall promptly (and in any event within 48 hours) provide to Parent any written material non-public information concerning the Company or any of its Subsidiaries in furtherance of an Alternative Transaction Proposal that is provided to any Person given such access which was not previously provided to Parent or its Representatives.

(c) From and after the time of the Escrow Funding, the Company shall provide a copy of any written Company Takeover Proposal that is reasonably likely to result in a Superior Alternative Proposal received by the Company after the time of the Escrow Funding to Parent and a summary of the material terms of any such oral Company Takeover Proposal made after the time of the Escrow Funding, and keep Parent reasonably informed of any material developments, discussion or negotiations regarding any such Company Takeover Proposal, in each case on a reasonably prompt basis (and in any event within 48 hours). The Company agrees that the Company and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.2.

(d) Except as expressly permitted by Section 5.2(e) and/or Section 5.2(f), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Schedule 14D-9, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication (it being understood that the Company Board may refrain from taking a position with respect to a Company Takeover Proposal until the close of business as of the tenth Business Day after the commencement of a tender offer in connection with such Company Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered such an adverse modification), or (D) adopt, approve or recommend, or publicly propose to approve or recommend to stockholders of the Company a Company Takeover Proposal (the actions described in this clause (i) being referred to as a “Change of Recommendation”), (ii) authorize, cause or permit the

Company or any of its Subsidiaries to enter into any (x) Company Acquisition Agreement or (y) any Alternative Transaction Agreement prior to the Original Expiration Time or from and after the time of the Escrow Funding, or (iii) take any action pursuant to Section 8.1(f); provided, in each case, however, that the Company Board (and, as applicable, the Company) may take or omit to take any such actions in respect of any Exempted Alternative Transaction, subject to compliance with Section 5.2(e).

(e) Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company Board may, in response to an Exempted Alternative Transaction, an Alternative Transaction Proposal (if prior to the time of the Escrow Funding, in the case of an Alternative Transaction Proposal that is not an Exempted Alternative Transaction), or a Company Takeover Proposal (if subsequent to the time of the Escrow Funding), (i) make a Change of Recommendation and/or (ii) authorize, cause or permit the Company or any of its Subsidiaries to (x) from and after the Original Expiration Time, enter into an Alternative Transaction Agreement (but only if the Minimum Condition would not be met at the time of entering into such Alternative Transaction Agreement), (y) at any time prior to the Acceptance Time, enter into a Company Acquisition Agreement, in each case in connection with taking any action pursuant to Section 8.1(f), or (z) at any time prior to the Acceptance Time, enter into an Exempted Alternative Transaction, if, in the case of clauses (x) and (y), the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisor and legal counsel, that (A) the failure to do so would be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (B) such Alternative Transaction Proposal constitutes a Superior Alternative Proposal; provided, however, that (1) the Company has given Parent at least three Business Days’ prior written notice of its intention to take such action, (2) if Parent requests, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose in writing an offer binding on Parent upon acceptance by the Company to effect revisions to the terms of this Agreement such that it would cause such Superior Alternative Proposal to no longer constitute a Superior Alternative Proposal, (3) following the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined that the Superior Alternative Proposal continues to constitute a Superior Alternative Proposal if the revisions proposed in such binding offer were to be given effect, and (4) in the case of a Company Superior Proposal (but not in the case of any other Superior Alternative Proposal), in the event of any material change to the material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least two Business Days (rather than the three Business Days contemplated by clause (1) above); provided, further, however, that in the case of an Exempted Alternative Transaction, only the foregoing clauses (1) – (3) above shall apply, except that the notice period shall be at least one Business Day (rather than the three Business Days contemplated in clause (1) above).

(f) Notwithstanding anything to the contrary herein, prior to the Acceptance Time, the Company Board may effect a Change of Recommendation (other than as specified in clause (D) of the definition thereof) in response to an Intervening Event if the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisor and legal counsel, that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that prior to taking such action, (i) the Company Board has given Parent at least three Business Days’ prior written notice of its intention to take such action and a description of the reasons for the Change of Recommendation, (ii) if Parent requests, the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period to enable Parent to propose in writing an offer binding on Parent upon acceptance by the Company to effect revisions to the terms of this Agreement in such a manner that would obviate the need for making such Change of Recommendation and (iii) at the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined in good faith, after consultation with its financial advisor and legal counsel, that failure to effect a Change of Recommendation would be inconsistent with the Company Board’s fiduciary duties under applicable Law. “Intervening Event” means any fact, condition, circumstance, occurrence, effect, change, event, or development that first becomes known to the Company Board after the date hereof that is material to the Company and its Subsidiaries taken as a whole and was not reasonably foreseeable to the Company Board as of the date of this Agreement; provided, that in no event shall the following constitute an Intervening Event: (A) the receipt, existence or terms of an Alternative Transaction Proposal or a Superior Alternative Proposal or any reasonably foreseeable consequence thereof or (B) changes in the market price or trading volume of any securities of the Company (it being understood that the facts or occurrences giving rise to such change may, if not otherwise excluded, be taken into account in determining whether there has been or will be, an Intervening Event), any change in credit rating, or the fact that the Company meets or exceeds internal or published projections, forecasts, estimates, or predictions for any period (it being understood that the facts or occurrences giving rise to such performance relative to projections, forecasts, estimates or projections may, if not otherwise excluded, be taken into account in determining whether there has been or will be, an Intervening Event).

(g) Nothing contained in this Section 5.2 or in Section 6.9 shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the Company’s stockholders if, in the Company Board’s determination in good faith after consultation with legal counsel, the failure so to disclose would be inconsistent with its obligations under applicable Law.

(h) The Company will use commercially reasonable efforts not to incur more than $1,000,000 in third party fees and expenses in connection with the Alternative Transaction Process from and after the date of this Agreement, unless the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its legal counsel, that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Reasonable Best Efforts; Regulatory Approval Matters.

(a) Prior to the Closing, the Parent Entities and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective in the most expeditious manner possible the Transactions, including (i) causing each of the conditions to the Offer set forth in Section 1.1(a) and Annex A and each of the conditions to the Merger set forth in Article VII to be satisfied as promptly as practicable after the date of this Agreement, (ii) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, and cooperating with each other in the preparation and making of such filings, including, without limitation, those identified in Section 3.3(b)(iv) and (v), (iii) taking all actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any Governmental Entity or any other Person (which actions shall include furnishing all information required in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by a Parent Entity, the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement, but in each case subject to the Company’s rights to engage in any Alternative Transaction Process and to otherwise take such actions as may be permitted under Section 5.2. Additionally, each of the Parent Entities and the Company shall use all reasonable best efforts to fulfill all conditions precedent to the Offer and the Merger (including the completion of the BBGS Sale) and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, authorization, Order or approval of, or exemption by, any Governmental Entity necessary to be obtained prior to Closing.

(b) Prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each party to this Agreement shall promptly inform the other parties to this Agreement of any communication from any Governmental Entity regarding any of the Transactions and shall, to the extent practicable and permissible, afford such other parties the opportunity to participate in any meetings or other substantive interactions with any Governmental Entity.

(c) If any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Antitrust Law, or if any Order (whether temporary, preliminary, or permanent) is entered, enforced, or attempted to be entered or enforced by any Governmental Entity that would make the Transactions illegal or otherwise delay or prohibit the consummation of the Transactions, then each of the Parent Entities and the Company, and their respective Affiliates, shall cooperate and use all reasonable best efforts to vigorously resist, contest and defend any such Action, claim, cause of action, or proceeding to avoid entry of, or to have vacated, lifted, reversed, overturned, repealed, rescinded, or terminated, any Order (whether temporary, preliminary, or permanent) that is in effect and that prohibits, prevents, or restricts consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.1 shall limit the right of any party hereto to terminate this Agreement pursuant to Section 8.1, so long as such party hereto has, up to the time of termination, complied in all respects with its obligations under this Section 6.1.

(d) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except as required by this Agreement, the Parent Entities and their respective Affiliates shall not engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into, that would materially impair or delay the Parent Entities’ ability to consummate the Transactions or perform their respective obligations hereunder. Without limiting the generality of the foregoing, no Parent Entity nor any of such Parent Entity’s respective Affiliates shall acquire (whether by merger, reorganization, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any amounts of assets of or any equity in any other Person or any business or division thereof, unless, in the case of such Parent Entity or such Affiliates, such acquisition or agreement would not reasonably be expected to (i) increase the risk of not obtaining any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the Transactions, or (ii) increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions, or increase the risk of not being able to remove any such order on appeal or otherwise.

(e) [Reserved]

(f) Without limiting the generality of this Section 6.1, the Parent Entities and the Company agree to make or cause to be made, in consultation and cooperation with each other, the filing of a declaration of a pilot program covered transaction with the Committee on Foreign Investment in the United States pursuant to 31 C.F.R. 801.401 (the “Declaration”), and to submit any other information requested by or advisable to provide to the Committee on Foreign Investment in the United States (“CFIUS”), including, at the election of the Parent Entities, a joint voluntary notice pursuant to 31 C.F.R. §800.401(f). The parties hereto shall use their respective reasonable best efforts to (i) coordinate and cooperate fully with each other in connection with the drafting and filing of any submission, declaration draft or formal notice filed with CFIUS and in any consideration, review or investigation of the Transactions by CFIUS, (ii) respond to all requests received from CFIUS or any Governmental Entity involved in CFIUS’s consideration, review or investigation of the Transactions, (iii) promptly inform the other parties of any communication received from CFIUS or any Governmental Entity involved in CFIUS’s consideration, review or investigation and (iv) permit each other party, or each other party’s legal counsel to review any communication by a party to CFIUS or from CFIUS to a party, and consult and cooperate with each other, and consider in good faith the views of one another, in advance of any planned meeting or conference with CFIUS or any Governmental Entity involved in CFIUS’s consideration, review or investigation of the Transactions, and, to the extent permitted by CFIUS or such other Governmental Entity involved in CFIUS’s consideration, review or investigation of the Transactions, grant the other parties the opportunity to attend and participate in any such planned meeting or conference; provided, that no party shall be obligated to disclose to the other parties any communication or material that the party considers to be proprietary or confidential; provided, however, that the Parent Entities shall cause the Declaration to be filed as soon as practicable after the date of this Agreement but in any event no later than November 16, 2018 (it being understood that the failure of the Parent Entities to so file the Declaration shall be deemed not to be a breach of this Section 6.1 if such failure is caused by the failure of the Company to comply with its obligations under this Section 6.1). For the avoidance of doubt, the parties acknowledge and agree that the failure to obtain clearance or receive any other communication from CFIUS with respect to the Transactions is not, and will not be construed to be, a condition to the Offer or the Closing.

6.2 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of the Parent Entities and the Surviving Corporation will jointly and severally indemnify and hold harmless each Indemnified Party with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director, officer, employee or agent of the Company or any of its Subsidiaries (or a director, officer, employee, agent, trustee or fiduciary of another Person serving at the request of the Company or any of its Subsidiaries) or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director, officer, employee or agent of the Company or a Subsidiary of the Company (or a director, officer, employee, agent, trustee or fiduciary of another Person serving at the request of the Company or any of its Subsidiaries) or taken at the request of the Company or a Subsidiary of the Company (or any such other Person), in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger or the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted or required by applicable Law.

(b) The Parent Entities guarantee, and the Surviving Corporation will assume, all obligations of the Company and any of its Subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective constituent documents of the Company or any of its Subsidiaries or in any written Contract described on the Company Disclosure Letter or filed as an exhibit to any document filed with the SEC or available under applicable Law; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period will continue until the disposition of such Action or resolution of such claim. Without limiting the foregoing, Parent, from and after the Effective Time until six years from the Effective Time, will cause, unless otherwise required by Law, the certificate of incorporation and bylaws or similar organizational documents of the Surviving Corporation and each of its Subsidiaries to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers, indemnification and advancement of expenses than are set forth as of the date of this Agreement in the Company’s constituent documents and/or available under applicable Law, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties. In addition, from the Effective Time until six years from the Effective Time, Parent will, and will cause the Surviving Corporation to, advance any expenses (including fees and expenses of legal counsel) of any Indemnified Party under this Section 6.2 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.2) as incurred to the fullest extent permitted under applicable Law, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined by a final, nonappealable judgment of a court of competent jurisdiction that such person is not entitled to be indemnified pursuant to this Section 6.2(b).

(c) For a period of six years from the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date hereof, with respect to matters arising on or before the Effective Time covering without limitation the Transactions; provided, that Parent shall not be required to commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”). The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions; provided, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than the Base Amount, and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase as much coverage as reasonably practicable for the Base Amount. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.2(c) and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) From and after the Effective Time, Parent or the Surviving Corporation will have the right, but not the obligation, to assume and control the defense of any threatened or actual Action relating to any acts or omissions covered under this Section 6.2, provided that none of Parent or the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any such Action for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of, and no admission of wrongdoing in respect of, such Action or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of the Parent Entities, the Surviving Corporation and the Indemnified Parties will cooperate in the defense of any such Action and will provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e) The provisions of this Section 6.2 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s constituent documents, by Contract or otherwise. The obligations of the Parent Entities and the Surviving Corporation under this Section 6.2 (and the “tail policy” obtained pursuant thereto) may not be terminated, canceled or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.2 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.2 applies will be third party beneficiaries of this Section 6.2).

(f) In the event Top Parent, Parent, BBX Intermediate, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of Top Parent, Parent, BBX Intermediate or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.2.

6.3 Anti-Takeover Statutes. In the event that any state anti-takeover or other similar Law is or becomes applicable to this Agreement, the Offer, the Merger or any of the other Transactions, the Company and the Company Board shall grant such approvals and take such actions as may be reasonably necessary so that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement; provided that nothing in the foregoing shall require the Company Board to take any action that would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

6.4 BBX Intermediate Approval. Immediately following the execution of this Agreement, BBX Intermediate shall execute and deliver, in accordance with Section 251 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement, and shall immediately thereupon provide a copy of such written consent to the Company.

6.5 Employee Matters.

(a) From and after the Effective Time, Parent and the Surviving Corporation shall assume all Collective Bargaining Agreements. For a period of one year following the Effective Time, Parent shall provide, or shall cause to be provided, to each active employee (as hereinafter defined) of the Company and its Subsidiaries as of immediately prior to the Effective Time (the “Company Employees”): (i) salary, wage and bonus opportunity that is no less favorable than the salary, wage and bonus opportunity that was provided to similarly-situated employees of Parent and its Subsidiaries, (ii) employee retirement, welfare and other benefits that are no less favorable than the employee retirement, welfare and other benefits provided to similarly situated employees of Parent and its Subsidiaries; and (iii) severance benefits no less favorable than the severance benefits that are provided to similarly-situated employees of Parent and its Subsidiaries (taking into account such Company Employee’s service as required pursuant to Section 6.5(a) below); however, to the extent the terms of any Collective Bargaining Agreement provide different obligations, the Collective Bargaining Agreement terms control. For purposes of this Agreement, an “active employee” is any employee who (i) continues in employment with the Parent Entities and the Surviving Corporation following the Effective Time, (ii) is actively at work as of the Effective Time, (iii) is not actively at work due to a short-term absence of less than one month’s duration, whether paid or unpaid, in compliance with the applicable Company vacation policy, or a long-term absence covered under a long-term disability Company Plan, provided such individual returns to work within six months following the Effective Time, or (iv) any employee who is not actively at work and is receiving workers’ compensation payments as required by Law.

(b) For purposes of vesting, eligibility to participate, level of benefits and benefit accruals under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Effective Time, to at least the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company or its Subsidiaries in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time (and to the extent there is not a similar employee benefit plan of the Company or its Subsidiaries, service as recognized for purposes of the applicable retirement plan), provided that to the extent the terms of any Collective Bargaining Agreement provide different obligations, the Collective Bargaining Agreement will control, and provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, Parent shall maintain and Company Employees shall continue to participate in the Company Plans that are health and welfare plans through the end of the applicable plan year in which the Closing occurs.

(c) The parties hereto shall, and shall cause their respective Affiliates to, mutually cooperate with reasonable requests for information from the Company regarding the Company’s obligations to provide information to and negotiate with any union representing any Company Employees regarding the effects of the Transactions on any Company Employee covered by a collective bargaining agreement. For the avoidance of doubt, nothing in this Agreement, is intended to, or shall be interpreted to, require Parent to negotiate with or otherwise recognize any labor union or works council.

(d) Nothing in this Section 6.5 shall be treated as an amendment of, or undertaking to amend, any benefit plan. The provisions of this Section 6.5 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.5, express or implied, shall confer upon any Company Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.

6.6 Necessary Further Actions. Top Parent, Parent and BBX Intermediate shall take all actions necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement before and after the Effective Time, as applicable (including, with respect to Merger Sub, to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement).

6.7 Notification of Certain Matters. Subject to applicable Law, the Company shall give reasonably prompt notice to the Parent Entities, and the Parent Entities shall give reasonably prompt notice to the Company of, to each party’s Knowledge, (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would be reasonably likely to cause any condition to the Merger to be unsatisfied at the Effective Time and (b) any material failure of the Company or the Parent Entities, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.7 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice; provided further, however, that a failure to comply with this Section 6.7 shall not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying change or event would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.8 Access; Confidentiality. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company agrees to provide Parent and its Representatives, from time to time prior to the earlier of the Effective Time or the termination of this Agreement, reasonable access during normal business hours for the purpose of consummating the Transactions to (i) the Company’s properties, books, Contracts, personnel and records and (ii) such other information as Parent shall reasonably request, including, to the extent so requested, a good faith, weekly estimate of any unpaid Transaction Expenses, with respect to the Company and its business, financial condition and operations, provided that nothing in this Agreement shall require the Company or any of its Subsidiaries to (a) provide such access at times or in a manner that the Company’s Representatives reasonably believe is likely to materially disrupt the ordinary course operations of the businesses of the Company or its Subsidiaries, or (b) disclose any information to Parent or its Representatives that would cause a violation of any Contract to which the Company or any of its Subsidiaries is a party, would cause a loss of attorney-client privilege to the Company or any of its Subsidiaries, or that is competitively sensitive information. Parent shall and shall cause Parent’s Affiliates and Representatives to keep confidential any non-public information received from the Company, its Affiliates or Representatives, directly or indirectly, pursuant to this Section 6.8 in accordance with the Confidentiality Agreement.

6.9 Publicity. The initial press release regarding the announcement of this Agreement shall be joint and thereafter none of the Company, the Parent Entities nor any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transactions without the prior consultation of the other party and giving the other party the opportunity to review and comment on such press release or other announcement, except in connection with the BBGS Sale or as required by applicable Law, by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity. Notwithstanding the foregoing, the provisions of this Section 6.9 shall cease to apply from and after the time of any Change of Recommendation.

6.10 Shareholder Litigation. The parties to this Agreement shall cooperate, consult with one another, and keep each other informed on a prompt and timely basis with respect to status in connection with any Action brought by any stockholder against any of them or any of their respective directors or officers with respect to the Transactions. The Company shall provide Parent prompt notice of any such Action and the opportunity to consult with the Company (at Parent’s expense) in the defense or settlement of any such Action and reasonably cooperate with Parent in conducting the defense or settlement of such Action (provided that the Company shall have ultimate discretion and control over all such aspects of any such Action). In furtherance of and without in any way limiting the foregoing, each of the parties shall use its respective reasonable best efforts to prevail in all such Actions so as to permit the consummation of the Transactions in the manner contemplated by this Agreement, as promptly as reasonably practicable; provided, that no settlements of any such Actions that would result in the Company incurring (a) any out-of-pocket monetary liability (if any such settlement is agreed after the time of the Escrow Funding) or (b) out-of-pocket monetary liability in excess of $1,000,000 in the aggregate for all such Actions (if any such settlement is agreed prior to the time of the Escrow Funding) (in each case, after giving effect to applicable insurance and related retention amounts, if any) shall be agreed without Parent’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned, except that Parent shall not be obligated to consent to any settlement that does not include a full release of Parent and its Affiliates or that provides for an injunction or other equitable relief after the Effective Time upon Parent or any of its Affiliates.

6.11 BBGS Transaction Documents. (a) The Company will keep Parent reasonably informed on a current basis of all material developments with respect to the BBGS Transaction Documents and the BBGS Sale; (b) the Company will provide prompt notice to Parent of any indemnity claim or proposed resolution of any purchase price adjustments from the BBGS Buyer or any of its Affiliates pursuant to the BBGS Transaction Documents; and (c) the Company shall not, without the prior written approval of Parent, enter into or agree to any amendment, supplement, modification or waiver of any of the BBGS Transaction Documents, other than any amendment, supplement, modification or waiver that does not adversely affect the post-closing rights and obligations (including future contingent obligations) of the Company under any of the BBGS Transaction Documents.

6.12 Financing Cooperation.

(a) Parent shall, and shall use reasonable best efforts to cause its applicable Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange, obtain and consummate the Financing on the terms and conditions described in the Equity Commitment Letter and the Debt Commitment Letter, including reasonable best efforts in (i) maintaining in effect the Equity Commitment Letter and the Debt Commitment Letter, (ii) as promptly as possible, satisfying on a timely basis all conditions applicable to Parent obtaining the Financing set forth therein (including by consummating the Equity Financing pursuant to the terms of the Equity Commitment Letter and the Debt Financing pursuant to the terms of the Debt Commitment Letter), (iii) negotiating and entering into definitive agreements with respect thereto on the terms and conditions contained therein or on other terms in the aggregate not materially less favorable, taken as a whole, (iv) complying with their respective obligations under the Commitment Letters, (v) causing their senior management as well as appropriate representatives of Investor and their Affiliates, if applicable, to cooperate with the marketing and/or syndication efforts of the Debt Financing Sources for all of the Debt Financing, (vi) preparing in a timely manner the necessary marketing materials with respect to the Financing, (vii) commencing the marketing and/or syndication activities contemplated by the Debt Commitment Letter as promptly as practicable, (viii) enforcing its rights under the Commitment Letters and (ix) consummating the Financing at or prior to the Closing, including by causing the Debt Financing Sources to fund the Debt Financing at the Closing. Any material breach by any Parent Entity of any Debt Document (as defined below) shall be deemed to be a breach by Parent of the foregoing sentence. Parent shall, as promptly as reasonably practicable after obtaining knowledge thereof, give the Company written notice (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in a breach or default) by any party to the Equity Commitment Letter or the Debt Commitment Letter, (ii) of the receipt of any written notice or other written communication from any Person with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Equity Commitment Letter or the Debt Commitment Letter or (B) material dispute or disagreement between or among any parties to the Equity Commitment Letter or the Debt Commitment Letter (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing), (iii) in the event Parent becomes aware that any portion of the Financing is not reasonably likely to be available to consummate the Transactions, (iv) of any termination or expiration of the Equity Commitment Letter or the Debt Commitment Letter and (v) any change, circumstance or event which causes Parent to believe in good faith that it shall not be able to timely obtain all or any material portion of the Financing in the amounts or from the sources contemplated by the Commitment Letters (and that Parent will not be able to obtain acceptable alternate financing). Parent shall keep the Company informed on a reasonably current basis upon request by the Company of the status of its efforts to arrange the Financing contemplated by the Commitment Letters, including providing copies of all definitive agreements related to the Financing to the extent requested by the Company. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter (including the “market flex” provisions set forth in the fee letter) or if Parent reasonably determines that such funds may become unavailable to Parent on the terms and conditions set forth therein, Parent shall, without limiting the obligations of Parent set forth in the immediately following sentence, as promptly as reasonably practicable following the occurrence of such event: (i) notify the Company in writing thereof; (ii) use reasonable best efforts to arrange to obtain alternative financing, including from alternative sources, on terms in the aggregate not materially less favorable to Parent (in the reasonable judgment of Parent), taken as a whole and taking into account the “market flex” provisions set forth in the fee letter, than the Debt Financing contemplated by the Debt Commitment Letter in an amount sufficient to consummate the Transactions (“Alternative Financing”) and (iii) use reasonable best efforts to obtain a new financing commitment letter that provides for such alternative financing and, promptly after execution thereof, deliver to the Company true and complete copies of the new commitment letter and the related fee letters (provided, however, that the fee amounts and other economic terms, and the rates and amounts included in the “market flex” provisions (but not covenants), may be redacted, none of which redacted provisions would adversely affect the conditionality or aggregate principal amount of the Financing) and related definitive financing documents with respect to such Alternative Financing. The provisions of this Section 6.12 and Section 9.11 shall be applicable to the Alternative Financing, and, for the purposes of this Section 6.12 and Section 9.11, all references to the Debt Financing shall be deemed to include such Alternative Financing, all references to the Debt Commitment Letter shall include the applicable documents for the Alternative Financing and all references to the Debt Financing Sources shall include the Persons providing or arranging the Alternative Financing. Parent shall not, and shall cause its applicable controlled Affiliates not to, permit, without the prior written consent of the Company, any amendment or modification to be made to, or any waiver of any provision or remedy under, any Commitment Letter or the definitive agreements with respect thereto (such definitive agreements related to the Debt Financing, collectively, with the Debt Commitment Letter, the “Debt Documents”) or any fee letter or other Contract related to the Commitment Letters, if such amendment, modification or waiver would (A) reduce the aggregate amount of proceeds from the Financing (including by changing the amount of fees to be paid or original issue discount thereof) available to fund the amounts required to be paid by Parent under this Agreement below the amount required to consummate the Transactions, (B) impose any new or additional conditions or contingencies or otherwise amend, modify or expand any conditions precedent to the receipt of the full amount of the Financing or (C) otherwise reasonably be expected to prevent or materially impair or delay the ability of Parent to consummate the Transactions or adversely impact the ability of Parent (or, in the case of the Equity Commitment Letter, the Company) to enforce its rights against any other party to any Commitment Letter or any Debt Document. Parent shall promptly deliver copies of any such amendment, modification or waiver of the Commitment Letters or the Debt Documents to the Company. Parent shall fully pay, or cause to be fully paid, all commitment or other fees arising pursuant to the Debt Commitment Letter as and when they become due.

(b) Prior to the Closing, at the sole expense of the Parent Entities, the Company shall use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause each of its Subsidiaries and each of their respective Representatives and employees to provide, in each case, customary cooperation reasonably requested by Parent with respect to the consummation of the Debt Financing by Parent in connection with the Transactions, which reasonable best efforts shall include: (i) furnishing the Parent Entities and their Debt Financing Sources with the historical financial statements regarding the Company and its Subsidiaries as set forth in in Section 12 of Exhibit C of the Debt Commitment Letter and the information necessary to compute the Borrowing Bases, the cash and cash equivalents, and Excess Availability of the Company and its Subsidiaries at Closing (each as defined in the Debt Commitment Letter); (ii) assisting the Parent Entities in their preparation of the pro forma financial statements and information (including projected balance sheets, income statements, statements of cash flows and the projected Borrowing Bases, cash and cash equivalents, and Excess Availability of the Company and its Subsidiaries) in each case as identified in (and defined in accordance with) Section 11 of Exhibit C of the Debt Commitment Letter (collectively with item (i) above, the “Required Financial Information”); (iii) participating in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with prospective lenders and investors in connection with the Debt Financing; (iv) assisting the Parent Entities and their Debt Financing Sources in the preparation of any offering documents, private placement memoranda, bank information memoranda (including the delivery of customary representation letters as contemplated by the Debt Commitment Letter) and similar documents; (v) reasonably cooperating with the marketing efforts of the Parent Entities and their Debt Financing Sources in respect of the Debt Financing; (vi) reasonably facilitating the pledging of collateral, including (a) taking all actions reasonably necessary to establish bank and other accounts and blocked account agreements in connection with the foregoing, and (b) taking all actions reasonably necessary to cause the Debt Financing Sources to obtain a first priority perfected security interest in the assets constituting the Borrowing Bases (as defined in the Debt Commitment Letter) including any real property contemplated to be part thereof; provided, that any obligations contained in all such agreements and documents shall be executed and effective no earlier than the Closing; (vii) obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all indebtedness and liens under any outstanding Indebtedness to be extinguished on the Closing Date; and (viii) reasonably facilitating the replacement and/or termination of any existing letters of credit issued for the account of the Company or any of its Subsidiaries. Notwithstanding the foregoing, (A) (i) nothing in this Section 6.12 shall require any cooperation or other action to the extent it would materially interfere with the business or operations of the Company or any of its Subsidiaries, (ii) nothing in this Section 6.12 shall require the Company or any of its Subsidiaries to commit to take any action that is not contingent upon the occurrence of the Closing (including the entry into any agreement or instrument) or that would be effective at or prior to the Effective Time, (iii) the Company Board and the board of directors (or other governing body) of any of the Company’s Subsidiaries shall not be required to approve any financing or agreements related thereto (or any alternative financing) at or prior to the Effective Time, and (iv) neither the Company nor any of its Subsidiaries shall be required to execute prior to the Closing any definitive financing documents or other agreements and documents in connection with any Debt Financing, (B) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment (other than for minimal reasonable out-of-pocket costs that are reimbursed by Parent as provided herein) or incur any other liability or obligation or provide or agree to provide any indemnity in connection with any Debt Financing or any action taken in accordance with the first sentence of this Section 6.12(b) prior to the Effective Time, and (C) neither the Company nor any of its Subsidiaries shall be required to provide in connection with the Financing any information the disclosure of which is prohibited or restricted under Law, would result in the breach of any Contract entered into in good faith or is legally privileged, and Parent shall be solely responsible for (subject to the Company’s and its Subsidiaries’ compliance with their respective cooperation obligations under this Section 6.12(b), (1) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (2) any description of all or any component of the Debt Financing, (3) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing or (4) any solvency certificate or similar certification or representation.

(c) The Parent Entities shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any financing (including any action taken in accordance with Section 6.12) and any information utilized in connection therewith (other than historical information provided by the Company or its Subsidiaries) and any misuse of the logos, marks or brand names of the Company and its Subsidiaries. Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or any of its Subsidiaries in connection with this Section 6.12. Except for the representations and warranties of the Company set forth in Article III, the Company shall not have any liability to the Parent Entities in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 6.12. For the avoidance of doubt, the parties acknowledge and agree that the failure to obtain any Financing contemplated by this Section 6.12 or otherwise is not, and will not be construed to be, a condition to the Offer or the Closing. The Company hereby consents to the use of its Trademarks, including all logos and brand names, in connection with any such Debt Financing; provided, however, that such logos and brand names are used solely in a manner that is neither intended, nor reasonably likely, to harm or disparage the Company and its Subsidiaries or the reputation or goodwill of the Company and its Subsidiaries and their respective logos, marks or brand names.

(d) Notwithstanding anything to the contrary in this Agreement, the conditions set forth in clause (4) of Annex A, as it applies to the Company’s obligations under this Section 6.12, shall be deemed satisfied unless the financing contemplated by the Debt Commitment Letter has not been obtained as a direct result of the Company’s failure to undertake reasonable best efforts with respect to its obligations under this Section 6.12.

6.13 Credit Facility.

(a) On the Closing Date, the Parent Entities shall cause the Surviving Corporation to repay all outstanding Indebtedness under the Credit Agreement, subject to and in accordance with the Consent Agreement. The Company will not modify, amend, terminate or grant any waiver under the Consent Agreement without Parent’s prior written consent.

(b) The Company shall deliver within five (5) Business Days of the date hereof an amendment or side letter to the Credit Agreement pursuant to which clause (a) of the definition of “LIFO Expiration Date” as set forth in the Credit Agreement shall be deemed to be amended to read as follows: “December 31, 2018.”

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions. The respective obligations of the Parent Entities and the Company to consummate the Merger shall be subject to the satisfaction or waiver (where permissible under applicable Law) prior to the Effective Time of each of the following conditions:

(a) Purchase of Shares. Merger Sub shall have irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Legal Prohibition. No Order or Law, entered, enacted, promulgated, enforced or issued by any Governmental Entity (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger; provided, however, that a party may not assert that this condition has not been satisfied unless such party shall have complied with its obligations under Section 6.1.

7.2 Frustration of Closing Conditions. Neither the Parent Entities nor the Company may rely on the failure of any condition set forth in Section 7.1 to be satisfied to excuse it from its obligation to effect the Merger if such failure was caused by such party’s failure to comply with its obligations to consummate the Offer, the Merger or the other Transactions to the extent required by this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination Prior to the Acceptance Time. This Agreement may be terminated and the Offer may be abandoned at any time prior to the Acceptance Time (it being agreed that any termination by Parent also shall be an effective termination by Top Parent, BBX Intermediate and Merger Sub):

(a) by mutual written agreement of Parent and the Company; or

(b) by either Parent or the Company if the Acceptance Time shall not have occurred on or before February 8, 2019 (the “Termination Date”); provided, however, that (i) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party hereto whose breach of any provision of this Agreement has been the proximate cause of the failure of the Acceptance Time to occur on or before the date of such termination and (ii) no party shall have the right to terminate this Agreement pursuant to this Section 8.1(b) during the pendency of any Action by another party for specific performance pursuant to Section 9.11; or

(c) by either Parent or the Company if there exists any final and non-appealable Restraint; provided, that the right to terminate under this Section 8.1(c) shall not be available to any party whose breach of its obligations hereunder has been in the proximate cause of such Restraint; or

(d) by the Company, in the event that any Parent Entity shall have breached or failed to perform any of such Parent Entity’s respective covenants or agreements under this Agreement, or any of the representations and warranties of any Parent Entity set forth in this Agreement shall have been or become inaccurate, which breach, failure to perform or inaccuracy, individually or in the aggregate with other such breaches, failures to perform or inaccuracies, would reasonably be expected to prevent or materially delay the ability of the Parent Entities or Merger Sub to consummate the Transactions, and such breach, failure to perform or inaccuracy is not capable of being cured or is not cured within ten Business Days following the Company’s delivery of written notice to Parent of such breach, failure to perform or inaccuracy; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in breach of or has failed to perform any of its representations, warranties, covenants or agreements hereunder such that Parent has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 8.1(e); or

(e) by Parent, in the event that the Company shall have breached or failed to perform any of its covenants or agreements under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement shall have been or become inaccurate, in either case such that the conditions to the Offer set forth in clauses (2) or (4) of Annex A would fail to be satisfied, and such breach, failure to perform or inaccuracy is not capable of being cured or is not cured within 30 Business Days following Parent’s delivery of written notice to the Company of such breach, failure to perform or inaccuracy; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if any Parent Entity is then in breach of any of its representations, warranties, covenants or agreements hereunder such that the Company has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 8.1(d); or

(f) (A) by the Company prior to the Acceptance Time, in order to concurrently enter into a Company Acquisition Agreement with respect to a Company Superior Proposal pursuant to Section 5.2(e), provided that the Company shall have paid or shall concurrently pay the fee due under Section 8.2(b); or (B) by the Company (1) after the Original Expiration Time but prior to the earlier of the Acceptance Time and the Escrow Funding, in order to concurrently enter into an Alternative Transaction Agreement (other than a Company Acquisition Agreement) with respect to a Superior Alternative Proposal pursuant to Section 5.2(e), or (2) by the Company prior to the Acceptance Time, in order to concurrently enter into an Exempted Alternative Transaction, provided in the case of clauses (1) and (2) that the Company shall have paid or shall concurrently pay the fee due under Section 8.2(c); or

(g) by Parent, in the event that the Company Board shall have (A) made a Change of Recommendation, (B) authorized, caused or permitted the Company or any of its Subsidiaries to enter into a Company Acquisition Agreement, or (C) authorized, caused or permitted the Company or any of its Subsidiaries to enter into an Alternative Transaction Agreement (other than a Company Acquisition Agreement);

(h) by the Company, if (i) all of the conditions to the Offer set forth in Annex A (other than those conditions that by their nature cannot be first satisfied until the Acceptance Time, but that are capable of being satisfied if the Acceptance Time were the time of such termination, and other than those conditions that have not been satisfied as a result of Parent’s (or its applicable Affiliate’s) breach of this Agreement, the Equity Commitment Letter or the Debt Commitment Letter)) have been satisfied or waived, (ii) the Company has confirmed in writing to Parent that (A) all of the conditions set forth on Annex A (other than those conditions that by their nature are to be satisfied by actions taken at the Acceptance Time) have been satisfied or have been waived by the Company and (B) the Company is prepared to consummate the Closing; provided that such confirmation shall not be delivered earlier than the date that the Acceptance Time should have occurred pursuant to the terms of this Agreement, and (iii) Parent (or its applicable Affiliate) fails to consummate the Acceptance Time and the purchase of the Shares and the Merger within two Business Days following the date on which the confirmation has been delivered to Parent; provided further, that, for the avoidance of doubt, during such two Business Day period following the date on which the confirmation has been delivered to Parent, no party shall be entitled to terminate this Agreement pursuant to Section 8.1(b);

(i) by the Company, if all of the conditions to the Offer set forth in Annex A and to the Merger set forth in Article VII (in each case other than (1) those conditions that by their nature cannot be first satisfied until the Acceptance Time or the Closing, respectively, but that are capable of being satisfied at the Acceptance Time or the Closing, respectively, and (2) the conditions set forth in Section 7.1(b) or in clause (1) of Annex A) have been satisfied or waived, and the sole basis of the failure to satisfy the conditions referred to in the foregoing clause (2) relates to CFIUS; or

(j) by Parent if the Company shall have breached or failed to perform its covenant in Section 6.13(b).

8.2 Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee or other Representative of such party) to the other party hereto; provided, however, that the provisions of Section 6.9, this Section 8.2, Article IX and Article X hereof and the provisions of the Confidentiality Agreement shall survive such termination; provided further, however, that, subject to Section 8.2(b), Section 8.2(c), Section 8.2(e), Section 8.2(g) and Section 8.2(k), no party will be relieved or released from liability for fraud or damages of any kind, including consequential damages and any other damages (whether or not communicated or contemplated at the time of execution of this Agreement) arising out of, any (A) knowing material breach of any of its representations and warranties contained in this Agreement, the Debt Commitment Letter or the Equity Commitment Letter or (B) deliberate material breach of any of its covenants contained in this Agreement, the Debt Commitment Letter or the Equity Commitment Letter (it being understood that the failure of the Parent Entities to effect the consummation of the

Acceptance Time or the Closing when required under the terms of this Agreement in circumstances where the Debt Financing is Available shall constitute a deliberate material breach), and, in each case, the aggrieved party will be entitled to all rights and remedies available at law or in equity, including in the case of a breach by the Parent Entities, liability to the Company for damages, determined taking into account all relevant factors including the loss of the benefit of the Transactions to the Company, its shareholders (including in respect of the lost shareholder premium), and any benefit to the Parent Entities or their Affiliates arising from such breach. Notwithstanding the foregoing, in no event, except for in the case of actual fraud, shall the Company or its Affiliates be entitled to monetary recovery or award in excess of $25,000,000 (the “Cap”), determined net of any Reverse Termination Fee and net of any Recovery Costs applicable to any Reverse Termination Fee to the extent actually paid. For purposes of this Section 8.2(a), (A) a “knowing” breach of a representation and warranty will be deemed to have occurred only if the Company or the Parent Entities had actual Knowledge of such breach as of the date of this Agreement and (B) a “deliberate” breach of any covenant or agreement will be deemed to have occurred only if the other party took or failed to take action with actual Knowledge that the action so taken or omitted to be taken constituted a breach of such covenant or agreement; provided, however, that the failure of the Parent Entities to effect the Closing when required under the terms of this Agreement in circumstances in which the Debt Financing is not Available shall not constitute a “deliberate” breach of the Parent Entities’ covenant to effect the Closing. The individuals specified in the definition of “Knowledge” (1) have read this Agreement, including the representations, warranties and covenants contained herein, (2) have reviewed with counsel the representations, warranties and covenants contained herein and (3) for purposes of this Section 8.2(a), shall be deemed to understand the meanings of the representations, warranties and covenants contained herein.

(b) If this Agreement is terminated:

(i) by Parent pursuant to the provisions of Section 8.1(g)(B);

(ii) by the Company pursuant to the provisions of Section 8.1(f)(A); or

(iii) (A) by either Parent or the Company pursuant to the provisions of Section 8.1(b) and the Minimum Condition has not been satisfied prior to such termination (provided, that (x) the conditions to the Offer set forth in clause (1) of Annex A are satisfied at the time of such termination pursuant to Section 8.1(b), and (y) the right to terminate this Agreement pursuant to Section 8.1(b) is then available to Parent) or (B) by Parent pursuant to the provisions of Section 8.1(e), and in each case (1) prior to such termination any Person publicly announces a Company Takeover Proposal which shall not have been withdrawn and (2) at any time on or prior to the twelve month anniversary of such termination the Company or any of its Subsidiaries consummates a transaction with respect to any Company Takeover Proposal or a Company Acquisition Agreement with respect to any Company Takeover Proposal is executed (provided that solely for purposes of this clause (2), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal except that all references to 20% shall be deemed references to 50%), then the Company shall pay Parent the Termination Fee.

(c) If this Agreement is terminated:

(i) by Parent pursuant to the provisions of Section 8.1(g)(A) or Section 8.1(g)(C);

(ii) by the Company pursuant to the provisions of Section 8.1(f)(B); or

(iii) by Parent pursuant to the provisions of Section 8.1(j),

then the Company shall pay Parent the Alternative Termination Fee.

(d) If this Agreement is terminated by either Parent or the Company pursuant to the provisions of Section 8.1(b) and the Minimum Condition has not been satisfied prior to such termination (provided, that (x) the conditions to the Offer set forth in clause (1) of Annex A are satisfied at the time of such termination pursuant to Section 8.1(b), and (y) the right to terminate this Agreement pursuant to Section 8.1(b) is then available to Parent), then in each case the Company will promptly, but in no event later than two Business Days after the date of such termination, pay to Parent the Expense Amount by wire transfer of immediately available United States dollars to an account specified in writing by Parent. If this Agreement is terminated by the Company pursuant to the provisions of Section 8.1(i), then Parent will promptly, but in no event later than two Business Days after the date of such termination, pay to the Company the Expense Amount, by wire transfer of immediately available United States dollars to an account specified in writing by the Company.

(e) The Company shall pay to Parent the Termination Fee, the Alternative Termination Fee, or the Expense Amount, as applicable, by wire transfer (to an account designated by Parent) in immediately available funds (x) in the case of clause (i) of Section 8.2(b), clause (i) of Section 8.2(c) or Section 8.2(d), if Parent is the terminating party, within two Business Days after such termination, (y) in the case of clause (ii) of Section 8.2(b), clause (ii) of Section 8.2(c) or Section 8.2(d) if the Company is the terminating party, prior to or substantially concurrently with such termination, and (z) in the case of clause (iii) of Section 8.2(b), upon the earlier of consummation of the transactions contemplated by a Company Takeover Proposal and execution of a Company Acquisition Agreement with respect to a Company Takeover Proposal. “Termination Fee” shall mean a cash amount equal to $2,500,000. “Alternative Termination Fee” shall mean a cash amount equal to $1,500,000. “Forward Termination Fees” shall mean the Termination Fee and the Alternative Termination Fee, individually and collectively.

(f) The parties hereto acknowledge and agree that in no event shall the Company be required to pay any Forward Termination Fee or the Expense Amount on more than one occasion, and in no event (other than as expressly provided in the proviso at the end of this sentence) shall both a Forward Termination Fee and an Expense Amount, or both a Termination Fee and an Alternative Termination Fee, be payable hereunder, whether or not any Forward Termination Fee or the Expense Amount may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events, provided that if the Expense Amount is payable to Parent and the Termination Fee subsequently becomes payable pursuant to Section 8.2(b)(iii), then the Expense Amount (to the extent previously paid) shall be credited against such subsequently payable Termination Fee.

(i) The payment by the Company of a Forward Termination Fee or the Expense Amount (and, to the extent applicable, any amounts payable under Section 8.2(f)(ii)), shall be the sole and exclusive remedy of the Parent Entities in the event of termination of this Agreement under circumstances requiring the payment of a Forward Termination Fee or the Expense Amount. For the avoidance of doubt, in the event Parent shall receive a Forward Termination Fee or the Expense Amount (and, to the extent applicable, any amounts payable under Section 8.2(f)(ii)), the receipt thereof shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Parent Entities or any of their Affiliates or Representatives in connection with this Agreement and the Transactions (and the termination thereof or any matter forming the basis for such termination), including the Offer and the Merger, and in such case neither the Parent Entities nor any of their Affiliates or Representatives shall be entitled to bring or maintain any Action or make any claim against the Company or any of its Affiliates or Representatives arising out of or relating to this Agreement, any of Transactions or any matters forming the basis for such termination.

(ii) If the Company fails to promptly pay any amount due pursuant to Section 8.2(b), 8.2(c) or 8.2(d), and, in order to obtain such payment, Parent commences an Action that results in a judgment against the Company for a Forward Termination Fee or the Expense Amount, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees) in connection with such Action, together with interest on such Forward Termination Fee or the Expense Amount at a rate per annum equal to the prime lending rate prevailing as published in The Wall Street Journal for the period from the date such Forward Termination Fee or the Expense Amount was initially due to the date of payment.

(g) In the event that this Agreement is terminated pursuant to (i) Section 8.1(h) when the Debt Financing is not Available, (ii) Section 8.1(d) and at the time that this Agreement became so terminable the Debt Financing was not Available and the sole basis available for such termination under Section 8.1(d) is Parent’s failure to consummate the Transactions when so required by the terms of this Agreement, or (iii) Section 8.1(b) at a time when the circumstances described in the foregoing clauses

(i) or (ii) exist and the referenced termination was then available, then, in each case, Parent shall promptly, but in no event later than two Business Days after the date of such termination, pay or cause to be paid to the Company or its designees the Primary Reverse Termination Fee by wire transfer of immediately available United States dollars to an account specified in writing by the Company.

(h) In the event this Agreement is terminated pursuant to (i) Section 8.1(h) when the Debt Financing is Available, (ii) Section 8.1(d) (but other than a termination addressed by Section 8.2(g)(ii)), or (iii) Section 8.1(b) at a time when the circumstances described in the foregoing clauses (i) or (ii) exist and the referenced termination was then available, then, in each case, then Parent shall promptly, but in no event later than two Business Days after the date of such termination, pay or cause to be paid to the Company or its designees the Secondary Reverse Termination Fee by wire transfer of immediately available United States dollars to an account specified in writing by the Company.

(i) “Available,” with respect to the Debt Financing, means the Debt Financing is or will be available to be funded at the Closing, assuming (i.e., deeming to be true for all purposes, whether or not in fact true) for purposes of determining such availability that (i) all of the conditions to the Offer set forth in Annex A and all of the conditions to the Closing set forth in Section 7.1 have been satisfied or waived and (ii) the Equity Financing has been funded in the Maximum Amount (as defined in the Equity Commitment Letter) at the Acceptance Time and directed and used in such ways (but in all events consistent with the intent of the Equity Commitment Letter) as to permit the consummation of the Transactions; provided that the Debt Financing shall be deemed to be “Available” (whether or not in fact available) for all purposes hereunder if any Parent Entity has knowingly breached the representations and warranties contained in Section 4.11 in any material respect, has deliberately breached the covenants contained in Section 6.12(a) in any material respect, has breached the Debt Commitment Letter in any material respect, or has deliberately failed to satisfy any condition set forth in Exhibit C of the Debt Commitment Letter that is within the control of any Parent Entity, Guarantor or any of their Affiliates (it being acknowledged, for the avoidance of doubt, that sections (a)(ii) and (b) of paragraph 8 set forth in such Exhibit C are not within the control of such Persons other than by means of funding the difference between the Minimum Amount and the Maximum Amount to the balance sheet of the Company, to cash deposits in the name of the Company, or to repay Indebtedness under the Credit Agreement).

(j) If Parent fails to pay the applicable Reverse Termination Fee or the Expense Amount when due, and, in order to obtain such payment, the Company or its Affiliates commence an Action that results in a judgment against Parent for such Reverse Termination Fee or Expense Amount (or, in the case of Parent’s payment of the Primary Reverse Termination Fee when the Secondary Reverse Termination Fee was due, the unpaid portion of the Secondary Reverse Termination Fee), Parent shall pay to the Company, together with such Reverse Termination Fee (or unpaid portion of the Secondary Reverse Termination Fee) or Expense Amount, (A) interest on such Reverse Termination Fee (or unpaid portion thereof) or Expense Amount from the date of termination of this Agreement at a rate per annum equal to the rate per annum published in the Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period plus 4.0% and (B) the Company’s costs and expenses (including reasonable attorneys’ fees) in connection with such Action (the interests, costs and expenses referred to in this sentence collectively, “Recovery Costs”), provided that such Recovery Costs, when added to the applicable Reverse Termination Fee, do not exceed the Cap. Without limiting Section 9.11, solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Reverse Termination Fees or the Expense Amount or expanding the circumstances in which a Reverse Termination Fee or the Expense Amount is to be paid, it is agreed that the Reverse Termination Fees and the Expense Amount are a liquidated damage, and not a penalty. For the avoidance of doubt, (i) in no event shall Parent be required to pay a Reverse Termination Fee or the Expense Amount on more than one occasion, nor be liable for more than one of the Primary Reverse Termination Fee, the Secondary Reverse Termination Fee and the Expense Amount, and (ii) the payment of a Reverse Termination Fee or the Expense Amount shall not be construed to prevent or impair the Company from seeking or obtaining any and all rights and remedies available at law or in equity in respect of any knowing or deliberate breach by the Parent Entities pursuant to Section 8.2(a) (provided that any money damages would be determined net of any Reverse Termination Fee or the Expense Amount to the extent actually paid), in each case subject to the last sentence of Section 8.2(k).

(k) Any claim or cause of action based upon, arising out of, or related to this Agreement, the Debt Commitment Letter or any other agreement executed and delivered herewith may only be brought against Persons that are expressly named as parties hereto or thereto, respectively. Notwithstanding anything herein to the contrary, the Company (and its former or current stockholders, directors, officers, employees, Affiliates, attorneys, accountants or agents) hereby waives any rights or claims against any Debt Financing Source with respect to the Debt Financing whether at law or equity, in contract, tort or otherwise, and shall not be entitled to seek specific performance directly against the Debt Financing Sources of their obligations under the Debt Documents. Except to the extent set forth in the Guarantee and the Equity Commitment Letter, no former, current or future direct or indirect equity holders, controlling Persons, stockholders, directors, officers, employees, members, managers, agents, Affiliates, general or limited partners or assignees of the Company, any Parent Entity, or any former, current or future direct or indirect equity holder, controlling Person, stockholder, director, officer, employee, member, manager, general or limited partner, Affiliate, agent or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company or any Parent Entity under this Agreement or of or for any Action based on, in respect of, or by reason of, the Transactions (including the breach, termination or failure to consummate the Transactions), in each case, whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any applicable Law or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of any party or other Person or otherwise. In no event will the Company be entitled to specific performance of this Agreement if Parent pays a Reverse Termination Fee in accordance with the terms of this Agreement. In circumstances in which the Primary Reverse Termination Fee (and not the Secondary Reverse Termination Fee) is payable, the Company’s receipt of the Primary Reverse Termination Fee pursuant to and in accordance with Section 8.2(g) or the right to specific performance of this Agreement by the Company pursuant to Section 9.11 shall be the sole and exclusive remedies of the Company and its former, current, or future stockholders, directors, officers, employees, Affiliates, attorneys, accountants or agents, and in no event shall any of the foregoing Persons be entitled to seek or obtain any recovery or judgment in excess of the Primary Reverse Termination Fee against any Parent Entity or, for the avoidance of doubt, any Debt Financing Sources, and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, employees, Affiliates, Representatives, attorneys, accountants or agents, or, any of their respective assets for any liability, losses or damages suffered with respect to this Agreement and the Transactions (including any breach or failure to perform by any Parent Entity, whether willfully, intentionally, unintentionally or otherwise), the termination of this Agreement, the failure of the Transactions to be consummated for any reason or no reason or any breach of this Agreement by any Parent Entity, and upon payment of the Primary Reverse Termination Fee, no Parent Entity, for the avoidance of doubt, the Debt Financing Sources, or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, employees, Affiliates, agents or Representatives shall have any further liability or obligation to the Company relating to or arising out of this Agreement or the Transactions or any claims or actions under applicable Law arising out of any such breach, termination or failure, except, for the avoidance of doubt, in circumstances in which the Secondary Reverse Termination Fee is payable, in which case this sentence shall not apply. Nothing in this Section 8.2(k) shall have the effect of (or be construed to have the effect of) restricting or impairing any claim for actual fraud against any Person.

(l) The parties hereto acknowledge that (i) the agreements contained in this Section 8.2 are an integral part of the Transactions, (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement under the circumstances set forth in Section 8.2(b), Section 8.2(c), Section 8.2(d), Section 8.2(g), and Section 8.2(h) the right to the payments contemplated by this Section 8.2 constitutes a reasonable estimate of the losses that will be suffered by reason of any such termination of this Agreement and constitutes liquidated damages (and not a penalty), and that, without these agreements, the parties would not enter into this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1 Amendment and Waivers. Subject to applicable Law, including the rules and regulations of NASDAQ, and in accordance with the immediately following sentence, this Agreement may be amended by the parties hereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Closing Date;

provided, however, that following the Acceptance Time, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. At any time prior to the Effective Time, Parent, on the one hand, and the Company on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties by the other party contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding anything to the contrary contained herein, Section 8.2 (Effect of Termination), this Section 9.1 (Amendment and Waivers), Section 9.6 (Entire Agreement; No Third Party Beneficiaries), Section 9.9 (Governing Law), and Section 9.12 (Waiver of Jury Trial) may not be modified or waived in any manner that is materially adverse in any respect to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive after the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.3 Expenses. Except as otherwise specifically provided herein, all third party fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions (“Transaction Expenses”) are to be paid by the party incurring such fees, costs and expenses.

9.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 or facsimile at the facsimile telephone number specified in this Section 9.4, in either case, prior to 5:00 p.m. (New York City time) on a Business Day and, in each case, a copy is sent on such Business Day by nationally recognized overnight courier service, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 or facsimile at the facsimile telephone number specified in this Section 9.4, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (iii) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (i) and (ii) above), and (iv) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications shall be as follows or any other address subsequently provided by the means specified in this Section 9.4:

(a)     if to a Parent Entity, to:

c/o AGC Networks Inc.

222 W. Las Colinas Blvd.

Suite 200, North Tower

Irving, TX 75039 USA

Telephone No.: (214) 258 1600

Facsimile No.: (214) 445 4099

Email: legal.us@agcnetworks.com

Attention: Mike Carney

with a copy to:

Alston & Bird LLP

1201 W. Peachtree St.

Atlanta, GA 30309

Telephone No.: (404) 881-7758

Facsimile No.: (404) 253-8758

Email:         justin.howard@alston.com

Attention:   Justin R. Howard

(b)     if to the Company, to:

Black Box Corporation

1000 Park Drive

Lawrence, PA 15055

Telephone No.: (724) 873-6626

Facsimile No.:

Email: ron.basso@blackbox.com

Attention: Ronald Basso

with a copy to:

Jones Day

500 Grant Street

Pittsburgh, Pennsylvania 15219

Telephone No.: (412) 394-7223

Facsimile No.: (412) 394-7959

Email:          dgrubman@jonesday.com

Attention:    David A. Grubman

Each party consents to service of any process, summons, notice or document that may be served in any proceeding in the Delaware Court of Chancery or the United States District Court for the District of Delaware, which service shall be in accordance with this Section 9.4.

9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, including, for the avoidance of doubt, the Expense Reimbursement Agreement, between Parent and the Company, dated July 13, 2018, and (b) except for the provisions in Section 6.2 (which provisions may be enforced directly by Indemnified Parties), this Section 9.6 (Entire Agreement; No Third Party Beneficiaries), Section 9.9(b) (Governing Law) and Section 9.12 (Waiver of Jury Trial), is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than (i) from and after the Acceptance Time, the rights of the holders of Shares accepted for payment in the offer to receive the Offer Price, as provided in Article I and in accordance with the Offer, (ii) the right of the holders of Shares of the Company to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred) and (iii) the right of the Company on behalf of its security holders to pursue damages (including claims for damages based on loss of the economic benefit of the Transactions to the Company’s security holders in the event of the other party’s breach of this Agreement). For the avoidance of doubt, the rights granted pursuant to the foregoing clause (ii) shall be enforceable only by the Company in its sole and absolute discretion, on behalf of the Company’s security holders. Notwithstanding anything to the contrary herein, the Debt Financing Sources shall be express third party beneficiaries of, and shall be entitled to rely on, the provisions in Section 8.2 (Effect of Termination), Section 9.1 (Amendments and Waivers), this

Section 9.6 (Entire Agreement; No Third Party Beneficiaries), Section 9.9 (Governing Law), and Section 9.12 (Waiver of Jury Trial). The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of this Agreement without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.7 Disclosure Letter References. The parties hereto agree that each section or subsection of the Company Disclosure Letter shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Letter. The parties hereto further agree that disclosure of any item, matter or event in any particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter, to which the relevance of such disclosure would be reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsections.

9.8 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible and the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

9.9 Governing Law.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b) Any Action based upon, arising out of or related to this Agreement or the Transactions shall be brought in the Delaware Court of Chancery (or, if the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or, in the case of claims to which the federal courts have exclusive subject matter jurisdiction, any federal court of the United States of America sitting in the State of Delaware), and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Action or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 9.9(b).

(c) Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any Action arising in whole or in part under, related to, based on, or in connection with, this Agreement or the subject matter hereof, including, without limitation any dispute arising out of or relating in any way to the Debt Financing, against any Debt Financing Source in any forum other any New York State or Federal court sitting in the Borough of Manhattan, New York, New York.

9.10 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated (a) by a Parent Entity without the prior written consent of the Company or (b) by the Company without the prior written consent of Parent.

9.11 Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 8.1, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.2 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (iii) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor the Parent Entities would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.11 shall not be required to provide any bond or other security in connection with any such injunction and any party against whom such injunction is entered expressly waives any bond or security in connection therewith.

(b) Notwithstanding the foregoing, it is acknowledged and agreed that the Company shall only be entitled to specific performance or other equitable remedies to enforce Parent’s obligations to cause the Equity Financing to be funded and to consummate the Transactions, in the event that each of the following conditions has been satisfied: (i) all of the conditions to the Offer set forth in Annex A (other than those conditions that by their nature are not to be first satisfied until the Acceptance Time, but that are capable of being satisfied if the Acceptance Time were the time of Merger Sub’s failure to consummate the Acceptance Time or Closing, and other than those conditions that have not been satisfied as a result of Guarantor’s or any Parent Entity’s breach of this Agreement, the Debt Commitment Letter, the Equity Commitment Letter or the Guarantee) have been satisfied or waived, (ii) Merger Sub (or its applicable Affiliate) fails to accept for payment the Shares tendered in the Offer or complete the Closing on the date the Closing should have occurred in accordance with Section 1.1 or Section 2.3, respectively, and (iii) the Debt Financing is Available (without giving effect to the proviso contained in the definition of “Available”).

(c) If a court of competent jurisdiction has declined to specifically enforce the obligations of the Parent Entities to take all actions under this Agreement up to and including the consummation of the Acceptance Time and the Closing pursuant to a claim for specific performance pursuant to this Section 9.11, then the sole and exclusive remedies of the Company will be (i) payment of a Reverse Termination Fee in accordance with the terms and conditions of Section 8.2(g) or Section 8.2(h), payment of any Recovery Costs, as applicable, the remedies contemplated by Section 8.2(a), as applicable, and (iii) the payment of any amounts pursuant to Section 6.12(c), if applicable. For the avoidance of doubt, while the Company may pursue both a grant of specific performance to the extent permitted by this Section 9.11 and the payment of a Reverse Termination Fee (and the payment of any amounts pursuant to Section 6.12(c), if applicable), under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of specific performance to require the Parent Entities to consummate the Acceptance Time and the Closing (and the payment of any fees, costs and expenses (including legal fees) incurred by the Company and its Affiliates in connection with the Company’s pursuit of such grant of specific performance, which the Parent Entities shall pay to the Company if the Company is actually granted specific performance in accordance with this Section 9.11) and (ii) payment of a Reverse Termination Fee, payment of any Recovery Costs, as applicable, the remedies contemplated by Section 8.2(a), as applicable, and the payment of any amounts pursuant to Section 6.12(c), if applicable.

(d) For the avoidance of doubt, Parent shall not be permitted to pay a Reverse Termination Fee during the pendency of any Action by the Company for specific performance pursuant to this Section 9.11.

9.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BETWEEN OR AMONG THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS (INCLUDING WITH RESPECT TO THE DEBT FINANCING).

ARTICLE X

DEFINITIONS; INTERPRETATIONS

10.1 Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acceptable Confidentiality Agreement” shall mean any confidentiality agreement that contains customary confidentiality provisions that (a) are not less favorable to the Company in any material respect than those contained in the Confidentiality Agreement and (b) do not prevent the Company or its Representatives from complying with their disclosure obligations under Section 5.2.

“Acceptance Time” shall mean the date and time of the acceptance for payment by Merger Sub of Shares pursuant to and subject to the conditions of the Offer.

“Action” shall mean any claim, action, suit, audit, investigation, mediation, examination or proceeding by or before any Governmental Entity.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Alternative Transaction Agreement” shall mean a letter of intent, written agreement in principle, definitive agreement or other similar agreement with respect to any Alternative Transaction Proposal, other than an Acceptable Confidentiality Agreement.

“Alternative Transaction Proposal” shall mean any proposal, indication of interest, letter of intent, memo of understanding, offer or other similar communication, including any of the foregoing in possession of the Company prior to the date hereof, for or with respect to a recapitalization, reorganization, financing, investment or other similar transaction or transactions involving the Company or any of its Subsidiaries, and for the avoidance of doubt shall include any Company Takeover Proposal and any Exempted Alternative Transaction.

“Amended and Restated Bylaws” shall mean the Amended and Restated Bylaws of the Company.

“Amended and Restated Certificate of Incorporation” shall mean the Second Restated Certificate of Incorporation of the Company, as amended.

“Anti-Corruption Law” shall mean any applicable Law combating bribery or corruption, including laws promulgated by national governments implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, the UN Convention Against Corruption and any implementing legislation promulgated pursuant to such Conventions, the Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010.

“Antitrust Laws” means any United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Attributable Indebtedness” shall mean, with respect to any Person, (a) in respect of any capitalized lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared in accordance with GAAP, and (b) all Synthetic Debt of such Person.

“BBGS Business” shall mean the business being conveyed pursuant to the BBGS Agreement.

“BBGS Transaction Documents” shall mean the BBGS Agreement and all other agreements and documents contemplated thereby to be executed and delivered by the parties thereto, including the Subcontracting Agreement, the Transition Services Agreement and the Restrictive Covenants Agreement (as such terms are defined in the BBGS Agreement).

“Business Day” shall have the meaning given to such term in Rule 14d-1(g) under the Exchange Act.

“Code” shall mean the Internal Revenue Code of 1986.

“Company Acquisition Agreement” shall mean a letter of intent, written agreement in principle, merger agreement or other similar agreement with respect to any Company Takeover Proposal, other than an Acceptable Confidentiality Agreement.

“Company Equity Award” shall mean the Company Options, the Company RSU Awards and the Company Performance Share Awards.

“Company IP Agreement” shall mean a license, sublicense, consent to use agreement, settlement, coexistence agreement, covenant not to sue, waiver, release, permission, or other Contract, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party, beneficiary, or otherwise bound.

“Company Material Adverse Effect” shall mean any fact, condition, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, but will not include facts, circumstances, events, changes, effects or occurrences to the extent attributable to (A) any changes in general United States or global economic conditions, (B) any changes in conditions generally affecting any of the industries in which the Company and its Subsidiaries operate, (C) any decline in the market price of the Company Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such decline may, if not otherwise excluded, be taken into account in determining whether there has been or will be, a Company Material Adverse Effect), (D) regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, (E) any failure, in and of itself, by the Company and its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded, be taken into account in determining whether there has been or will be, a Company Material Adverse Effect), (F) the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, or compliance by the Company with the terms of this Agreement, (G) the performance by the Company of its obligations under this Agreement or any action taken at the written request of Parent, (H) any change in applicable Law or GAAP (or authoritative interpretations thereof), (I) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (J) any hurricane, tornado, flood, earthquake or other natural disaster, except, in the case of clauses (A), (B), (D), (H), (I) and (J), to the extent such conditions or events have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate, (K) any fact, circumstance, event, change, effect or occurrence that is disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement (including any exhibits and other information incorporated by reference therein but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward-looking in nature, it being understood that any factual information contained within such disclosures shall not be so excluded) or (L) any fact, circumstance, event, change, effect or occurrence that is disclosed in the Company Disclosure Letter provided that the mere inclusion of a list of Contracts, option grants, customers, vendors or Intellectual Property shall not be deemed to be disclosure of any issues under or Liabilities with respect to the items on such list.

“Company Option” shall mean an option to purchase shares of Company Common Stock granted pursuant to a Company Stock Plan.

“Company Performance Share Award” shall mean any performance share award granted under a Company Stock Plan that is subject to performance-based vesting and that entitles the holder thereof to shares of Company Common Stock or cash equal to or based on the value of shares of Company Common Stock.

“Company Products” shall mean all proprietary Software products and related services of the Company and its Subsidiaries that are currently or at any time in the past 3 years have been offered, licensed, sold, distributed, hosted, maintained or supported, or otherwise provided or made available by or on behalf of the Company or any of its Subsidiaries or otherwise used in and material to the operation of the business of the Company or any of its Subsidiaries, or are currently under development by or for the Company or any of its Subsidiaries.

“Company RSU Award” shall mean any restricted stock unit award granted pursuant to a Company Stock Plan that entitles the holder thereof to shares of Company Common Stock or cash equal to or based on the value of shares of Company Common Stock.

“Company Stock Plans” shall mean the Company’s 2008 Long-Term Incentive Plan (as amended and restated on August 8, 2017), the Company’s 1992 Stock Option Plan (as amended through August 9, 2007) and the Company’s 1992 Director Stock Option Plan (as amended through August 9, 2007).

“Company Stockholders” shall mean holders of Shares in their capacity as such.

“Company Superior Proposal” shall mean a Company Takeover Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Company Common Stock or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, and (iii) that the Company Board determines in good faith, after consultation with legal counsel and its financial advisor (taking into account any changes to this Agreement proposed by Parent in response to a Company Takeover Proposal), is on terms and conditions more favorable in the aggregate to the creditors and the stockholders of the Company than the terms and conditions of the Transactions (including, for the avoidance of doubt, having taken into consideration the consideration to be received by the stockholders of the Company in the Offer and the Merger, the proceeds to be received by the Company’s creditors in connection with the Transactions, and the likelihood of consummation of the Transactions).

“Company Systems” shall mean all Software and all computer hardware, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems, including any outsourced systems and processes.

“Company Takeover Proposal” shall mean any proposal or offer (i) for or with respect to a merger, consolidation, equity exchange or equity tender offer, binding share exchange, joint venture, dissolution or other similar transaction involving the Company or any of its Subsidiaries, but for the avoidance of doubt in each case excluding any recapitalization, refinancing, restructuring, insolvency proceeding or other similar event, (ii) to acquire in any manner, directly or indirectly, more than 20% of any class of outstanding voting or equity securities of the Company, or any equity tender offer (including a self-tender offer) or equity exchange offer that, if consummated, would result in any person beneficially owning more than 20% of any class of outstanding voting or equity securities of the Company (in each case under this clause (ii), in a manner that would reasonably be expected to require a vote of the Company’s stockholders under Rule 5635 of the NASDAQ Listing Rules), or (iii) to acquire in any manner (including the acquisition of stock in any Subsidiary of the Company) assets or businesses of the Company or its Subsidiaries representing more than 20% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger and whether involving one singular transaction or a series of related transactions.

“Consent Agreement” shall mean that certain Consent Agreement, dated November__, 2018, by and among the Company, the lenders named on the signature pages thereto, and PNC Bank, National Association, in its capacity as administrative agent for such lenders.

“Contract” shall mean any agreement, lease, sublease, license, contract, note, bond, mortgage, indenture, deed of trust, franchise, concession, obligation or other legally binding arrangement (whether written or oral).

“Credit Agreement” shall mean that certain credit agreement dated May 9, 2016 with PNC Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, and certain other lenders party thereto, as amended, and the ancillary documents thereto.

“Debt Financing” shall mean the debt financing to be provided pursuant to the Debt Commitment Letter (including any Alternative Financing).

“Debt Financing Sources” shall mean the Persons that are party to the Debt Commitment Letter (including any amendments thereto, and including in the event of an Alternative Financing) that have committed to provide or arrange or have otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings (other than the Equity Financing) in connection with the Transactions and their Affiliates, directors, and officers, including the parties to any joinder agreements or credit agreements entered pursuant thereto or relating thereto and their Affiliates, directors, and officers; provided however, that in no event shall Investor or any of its Affiliates constitute Debt Financing Sources.

“DOJ” shall mean the United States Department of Justice or any successor thereto.

“Domain Names” shall mean domain names, website addresses, and uniform resource locators, including registrations for any of the foregoing.

“Encumbrance” shall mean any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind.

“Environmental Laws” shall mean all Laws relating to the protection of the environment, including the ambient air, soil, subsurface, surface water or groundwater, or relating to the protection of human health with respect to exposure to Materials of Environmental Concern, including Laws relating to releases or threatened releases of Materials of Environmental Concern.

“Environmental Permits” shall mean all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Equity Financing” means the equity financing to be provided pursuant to the Equity Commitment Letter.

“Escrow Funding” means the funding of an escrow account held in the United States by a nationally recognized United States banking institution in an amount equal to $15,000,000 in immediately available United States dollars, such amount having been deposited in escrow (i) for purposes of unconditionally (other than with respect to the terms and conditions set forth in this Agreement) securing any applicable Reverse Termination Fee that may become payable hereunder, including any Recovery Costs, together with any other monetary recovery or award that may become payable to the Company in accordance with the terms hereof, and (ii) under an escrow agreement reasonably acceptable to the Company and the Parent Entities.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Exempted Alternative Transaction” means any refinancing or similar transactions led by any third party debt provider (and any proposal, indication of interest, letter of intent, memo of understanding, offer or other similar communication therefor or with respect thereto and any letter of intent, written agreement in principle, or other similar agreement with respect to any such proposal, indication of interest, etc., other than an Acceptable Confidentiality Agreement); provided, however, that any such transaction that includes the issuance of equity at the closing of such transaction (other than the issuance of warrants, and other than the issuance of equity that would not reasonably be expected to require a vote of the Company’s stockholders under Rule 5635 of the NASDAQ Listing Rules) shall not constitute an Exempted Alternative Transaction.

“Expense Amount” shall mean $1,000,000.

“Export Controls” means all applicable export and re-export control Laws and regulations, including the U.S. Export Administration Regulations maintained by the U.S. Department of Commerce, and the International Traffic in Arms Regulations maintained by the U.S. Department of State and any applicable anti-boycott compliance regulations.

“Financing” means the Debt Financing and the Equity Financing.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“Government Contract” means a Contract between the Company or any of its Subsidiaries and any federal or national Governmental Entity, or any prime contractor of a federal or national Governmental Entity in its capacity as a prime contractor.

“Governmental Entity” shall mean (i) any government, (ii) any governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, (iii) any court, tribunal, judicial body, or an arbitrator or arbitration panel, or (iv) any non-governmental self-regulatory agency, securities exchange, commission or authority, in each of (i) through (iv) whether supranational, national, federal, state, county, municipal, provincial, and whether local or foreign.

“Import Restrictions” means all applicable U.S. and foreign import Laws, including Title 19 of the U.S. Code and Title 19 of the Code of Federal Regulations.

“In-the-Money Company Option” shall mean a Company Option that, as of the Effective Time, has an exercise price that is less than the Offer Price.

“Indebtedness” of any Person means (a) all indebtedness for borrowed money, (b) any other indebtedness which is evidenced by a note, bond, debenture or similar instrument, (c) obligations in respect of securitization transactions, (d) all obligations representing the deferred and unpaid purchase price of property (other than as incurred in the ordinary course of business consistent with past practices), (e) all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments; (f) obligations of such Person under any swap contracts or other derivative instruments; and (g) all Attributable Indebtedness of such Person.

“Indemnified Party” shall mean each current and former director or officer of the Company or any of its Subsidiaries and each such person who serves or served at the request of the Company as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, together with such person’s heirs, executors or administrators.

“Intellectual Property” shall mean any and all of the following arising under the Laws of any jurisdiction throughout the world: (i) Patents, (ii) Trademarks, (iii) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, (iv) inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, (v) Software, (vi) Domain Names, (vii) moral and economic rights of authors and inventors and (viii) all other intellectual property or other proprietary rights whether now known or hereafter recognized in any jurisdiction.

“Investor” means Essar Telecom Limited.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” means (i) with respect to a Parent Entity, the actual knowledge (without independent inquiry or investigation) of the executive officers of such Parent Entity and (ii) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of Joel Trammell, David Russo, Brian Fisher, Lisa Davidson, Rick Gannon, Josh Whitney, and Jim Cassibo.

“Law” means any law, statute, code, ordinance, regulation or rule of any Governmental Entity.

“Leased Real Property” shall mean all material real property leased or subleased (whether as a tenant or subtenant) by the Company or any Subsidiary of the Company.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Materials of Environmental Concern” shall mean any hazardous, acutely hazardous, or toxic substance or waste, in each case, as defined or regulated as such under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act, the federal Resource Conservation and Recovery Act, the federal Clean Air Act, and the federal Water Pollution Control Act (known as the Clean Water Act).

“Open Source Software” shall mean any Software that is distributed as “free software,” “open source software,” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd), including, without limitation, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), MIT License (MIT), Apache License, Artistic License, and BSD Licenses.

“Order” shall mean any order, judgment, ruling, injunction, assessment, award or decree of any Governmental Entity.

“Out-of-the-Money Company Option” shall mean a Company Option that, as of the Effective Time, has an exercise price that is equal to or greater than the Offer Price.

“Owned Real Property” shall mean all real property owned by the Company or any Subsidiary of the Company.

“Patents” shall mean (a) issued patents, including, without limitation, utility patents, design patents, and utility models; (b) pending patent applications (whether provisional or non-provisional); (c) divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and patents resulting from any opposition or post-grant proceedings, including, without limitation, post-grant review, covered business method patent review, inter partes review, and derivation proceedings; and (d) any other forms of Governmental Entity-issued rights substantially similar to any of the foregoing.

“Permitted Encumbrances” shall mean: (i) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings for which reserves have been established on the most recent financial statements included in the Company SEC Documents, (ii) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business consistent with past practice, (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company arising or incurred in the ordinary course of business consistent with past practice, (v) Encumbrances that relate to zoning, entitlement and other land use and environmental Laws, (vi) charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property, (vii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (viii) any Laws affecting any Site, (ix) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, (x) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway and (xi) Encumbrances securing the obligations evidenced by the Credit Agreement; provided, however, that in the case of clauses (v) – (x), none of the foregoing, individually or in the aggregate, materially adversely affect the continued use of the property to which they relate in the conduct of the business currently conducted thereon and (xi) as to any Leased Real Property, any Encumbrance affecting the interest of the lessor thereof.

“Person” shall mean a natural person, sole proprietorship, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated society or association, joint venture, Governmental Entity or other legal entity or organization.

“Primary Reverse Termination Fee” means an amount equal to $10,000,000.

“Protected Information” shall mean information that can be used on its own or with other information to identify, contact, or locate a single person, or to identify an individual, including credit card numbers, social security numbers, email addresses, telephone numbers and home addresses, and information that is considered “personal data,” “personally identifiable information,” or “personal information” under applicable Law.

“Reverse Termination Fee” means the Primary Reverse Termination Fee and/or the Secondary Reverse Termination Fee.

“SEC” shall mean the United States Securities and Exchange Commission.

“Secondary Reverse Termination Fee” means an amount equal to $15,000,000.

“Securities Act” shall mean the Securities Act of 1933.

“Shrink-Wrap License” shall mean a license with an annual license fee or replacement value, in the aggregate, of less than $100,000 for shrink-wrap, click-wrap, or other similar commercially available, off-the-shelf Software that has not been modified or customized by a third party for the Company or any of its Subsidiaries.

“Site” shall mean each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.

“Software” shall mean any and all software and code, whether in source code, object code, or executable code format, including systems software, application software (including mobile applications), firmware, middleware, programming tools, scripts, routines, interfaces, libraries, and databases, and all related specifications and documentation, including developer notes, comments and annotations, user manuals, and training materials relating to any of the foregoing.

“SOX” shall mean the Sarbanes-Oxley Act of 2002.

“Subsidiary” shall mean, with respect to any party, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner (excluding such partnerships where such party or any Subsidiary of such party does not have a majority of the voting interest in such partnership) or (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Alternative Proposal” shall mean an Alternative Transaction Proposal (i) that is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, and (ii) that the Company Board determines in good faith, after consultation with legal counsel and its financial advisor (taking into account any changes to this Agreement proposed by Parent in response to an Alternative Transaction Proposal), is on terms and conditions more favorable in the aggregate to the creditors and stockholders of the Company than the terms and conditions of the Transactions (including, for the avoidance of doubt, having taken into consideration the consideration to be received by the stockholders of the Company in the Offer and the Merger, the proceeds to be received by the Company’s creditors in connection with the Transactions, and the likelihood of consummation of the Transactions).

“Synthetic Debt” means, with respect to any Person, all obligations of such Person in respect of transactions entered into by such Person that are intended to function primarily as a borrowing of funds (including any minority interest transactions that function primarily as a borrowing) but are not otherwise included in the definition of “Indebtedness” or as a liability on the consolidated balance sheet of such Person and its subsidiaries in accordance with GAAP.

“Tax” or “Taxes” shall mean federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other like assessments in the nature of a tax, including income, gross receipts, excise, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee in the nature of a tax, or any amount in respect of unclaimed property or escheat, imposed by or required to be paid or withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, whether disputed or not, including any related interest, penalties, and additions imposed thereon or with respect thereto, and including any Liability for Taxes of another Person pursuant to a Contract, as a transferee or successor, or under Treasury Regulation Section 1.1502-6 or analogous provision of state, local or foreign Law.

“Tax Return” or “Tax Returns” shall mean any report, return, declaration, claim for refund, or information return or statement relating to Taxes, including any associated schedules, forms attachments or amendments and any related or supporting information, estimates, elections, or statements provided or required to be provided to a Governmental Entity in connection with Taxes.

“Trademarks” shall mean trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing.

“Transactions” shall mean the Merger, the Offer and the other transactions contemplated by this Agreement, excluding for the avoidance of doubt the BBGS Sale.

10.2 Additional Definitions. The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Accepted Shares	2.7(a)(ii)
Agreement	Preamble
Alternative Financing	6.12(a)
Alternative Termination Fee	8.2(e)
Alternative Transaction Process	5.1
Base Amount	6.2(c)
BBGS Agreement	Recitals
BBGS Buyer	Recitals
BBGS Sale	Recitals
BBGS Sale Materials	3.23
BBX Intermediate	Preamble
Canceled Shares	2.7(a)(ii)
Cap	8.2(a)
Certificate of Merger	2.2
Certificates	2.9(c)
CFIUS	6.1(f)
Change of Recommendation	5.2(d)
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.18(a)
Commitment Letters	4.11
Company	Preamble
Company Board	3.2(a)
Company Common Stock	3.4(a)
Company Covered Employees	3.12(a)
Company Disclosure Letter	Article III
Company Employees	6.5(a)
Company Financial Statements	3.5(a)
Company Intellectual Property	3.14(b)
Company Material Contract	3.9(a)
Company Non-U.S. Plan	3.12(k)
Company Permits	3.8
Company Plan	3.12(a)

Company Preferred Stock	3.4(a)
Company Recommendation	3.2(b)
Company SEC Documents	3.5(a)
Confidentiality Agreement	3.21
Covered Securityholders	3.22
Debt Commitment Letter	4.11
Debt Documents	6.12(a)
DGCL	Recitals
Dissenting Shares	2.7(b)(i)
Effective Time	2.2
Equity Commitment Letter	4.11
ERISA	3.12(a)
ERISA Affiliate	3.12(i)
Exchange Fund	2.9(b)
Expiration Time	1.1(c)(i)
Financial Advisor	3.17
Forward Termination Fee	8.2(e)
GAAP	3.5(a)
General Enforceability Exceptions	3.2(a)
Guarantee	Recitals
Guarantor	Recitals
Intervening Event	5.2(e)
Leases	3.13(b)
Material Customer	3.26(a)
Material Customer Agreement	3.26(a)
Material Supplier	3.26(b)
Material Supplier Agreement	3.26(b)
Merger	Recitals
Merger Consideration	2.7(a)(i)
Merger Sub	Preamble
Minimum Condition	1.1(a)(i)
NASDAQ	1.1(e)(iii)
New Plans	6.5(a)
OFAC	3.24(c)
Offer	Recitals
Offer Commencement Date	1.1(a)
Offer Documents	1.1(e)(i)
Offer Price	Recitals
Offer to Purchase	1.1(a)
Option Cash Payment	2.8(a)
Original Expiration Time	1.1(c)(i)
Owned Intellectual Property	3.14(a)
Parent	Preamble
Parent Entities	Preamble
Paying Agent	2.9(a)
PBGC	3.12(b)

Performance Share Cash Payment	2.8(c)
Recovery Costs	72
Related Party Contract	3.25
Representatives	5.2(a)
Required Amount	4.11
Required Financial Information	6.12(b)
Restraints	7.1(b)
Restricted Parties	3.24(d)
Rights	3.4(a)
RSU Cash Payment	2.8(b)
Schedule 14D-9	1.2(a)
Schedule TO	1.1(e)(i)
Shares	Recitals
Significant Customer	3.26(a)
Significant Customer Agreement	3.26(a)
Significant Supplier	3.26(b)
Significant Supplier Agreement	3.26(b)
Stockholder List Date	1.2(b)
Surviving Corporation	2.1
Termination Date	8.1(b)
Termination Fee	8.2(e)
Top Parent	Preamble
Transaction Expenses	9.3
Uncertificated Shares	2.9(c)
WARN Act	3.18(c)

10.3 Certain Interpretations.

(a) Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b) The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(d) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(e) Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(f) Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(g) References to “$” and “dollars” are to the currency of the United States of America.

(h) Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(i) When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(j) “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(k) Except as otherwise specified, (i) references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder and to any successor statutes, rules or regulations, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively.

(l) The parties hereto agree that they have participated jointly in the drafting of this Agreement and have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(m) The word “or” shall be disjunctive but not exclusive.

(n) With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding.”

(o) “Made Available,” “made available” and comparable terms referring to the providing of materials to the Parent Entities by the Company and/or its Representatives means that such material has been made available in the data room maintained by the Company or its Representatives to which the Parent Entities or their Representatives have access as of 5:00 p.m. Eastern Time on the date prior to the date of this Agreement.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

AGC Singapore Pte Ltd.

By:	/s/ Deepak Bansal
Name: Deepak Bansal
Title:	Authorized Representative

By:	/s/ Sanjeev Verma
Name: Sanjeev Verma
Title:	Authorized Representative

BBX MAIN INC.

By:	/s/ Michael D. Carney
Name: Michael D. Carney
Title:	Director

BBX INC.

By:	/s/ Michael D. Carney
Name: Michael D. Carney
Title:	Director

HOST MERGER SUB INC.

By:	/s/ Michael D. Carney
Name: Michael D. Carney
Title:	Director

BLACK BOX CORPORATION

By:	/s/ Joel Trammell
Name: Joel Trammell
Title:	CEO & President

ANNEX A

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Offer, but subject to compliance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of November 11, 2018 (the “Agreement”) by and among AGC Singapore Pte Ltd., a company organized under the laws of Singapore (“Top Parent”), BBX Main Inc., a Delaware corporation and wholly owned Subsidiary of Top Parent (“Parent”), BBX Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“BBX Intermediate”), Host Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of BBX Intermediate (“Merger Sub”; together with Top Parent, Parent and BBX Intermediate, the “Parent Entities” and each, a “Parent Entity”), and Black Box Corporation, a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the rights and obligations of Merger Sub to extend the Offer pursuant to the terms and conditions of the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Merger Sub to pay for or return tendered Shares promptly after termination or withdrawal of the Offer)), pay for any Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer in the event that, as of immediately prior to the Expiration Time, the Minimum Condition has not been satisfied or any of the following shall have occurred and continue to exist:

(1) any Restraint is in effect that has the effect of making the Offer, the acquisition of Shares by BBX Intermediate or Merger Sub pursuant thereto, or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by BBX Intermediate or Merger Sub pursuant thereto, or the Merger; provided, however, that a party may not assert that this condition has not been satisfied unless such party shall have used its reasonable best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered to the extent required by and subject to Section 6.1 of the Agreement;

(2) (i) any representation or warranty of the Company set forth in Sections 3.1(a), 3.2, 3.19, 3.20, or 3.22 of the Agreement shall not be true and correct in all material respects, (ii) any representation or warranty of the Company set forth in Section 3.4(a) of the Agreement shall not be true and correct, other than inaccuracies that are de minimis in amount, (iii) any representation or warranty of the Company set forth in Section 3.6(b) shall not be true and correct in all respects and (iv) any other representations or warranties set forth Article III of the Agreement and not specified in clauses (i) – (iii) shall not be true and correct in all respects (without giving effect to any materiality or “Company Material Adverse Effect” qualifications contained therein), except in the case of this clause (iv) where the failure of such representation and warranty to be so true and correct, individually or in the aggregate, would not

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reasonably be expected to have a Company Material Adverse Effect, in each case both when made and at and as of the Expiration Time, as if made at and as of such time (except to the extent such representation or warranty expressly speaks to a specific date or period, in which case such representation and warranty shall be so true and correct as of such specified date or during such period);

(3) the Company shall have failed to furnish Parent with a certificate dated the Closing Date signed on its behalf by its chief executive officer or another senior executive officer to the effect that the conditions set forth in Section (2) and Section (4) of this Annex A have been satisfied;

(4) the Company shall have failed to perform or comply in all material respects with the covenants and agreements contained in the Agreement to be performed or complied with by it prior to or on the Expiration Time (and such failure to perform or comply shall not have been cured prior to such time);

(5) the Agreement shall have been terminated in accordance with its terms; or

(6) the Consent Agreement shall have terminated or not become effective pursuant to the terms thereof.

Neither the Company nor any Parent Entity may rely on the failure of any condition set forth in this Annex A to be satisfied to excuse it from its obligation to effect the Offer if such failure was primarily caused by such party’s failure to comply with its obligations to consummate the Offer to the extent required by this Agreement.

The foregoing conditions are for the sole benefit of the Parent Entities, may be asserted by any Parent Entity and may be waived by any Parent Entity in whole or in part at any time and from time to time in the sole discretion of any Parent Entity, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by any Parent Entity at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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